                                  EXHIBIT 99.1

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

      Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) discusses the Company's performance for 2002 and compares it to previous years. This MD&A is an integral part of the Annual Report and should be read in conjunction with all other sections.

CONSOLIDATED RESULTS
2002 COMPARED TO 2001

   Net Sales

      Net sales increased by $87.4 million or 9.1% to $1047.1 million, compared to $959.7 million in the previous year. The majority of this increase was due to the additional sales in Consumer Products stemming from businesses acquired from Carter-Wallace in the fourth quarter of 2001 amounting to approximately $73.8 million, and additional sales in the Specialty Products acquisition of Biovance Products Inc. of approximately $7.1 million at the beginning of 2002. Adjusting for acquisitions and discontinued product lines, as well as the reversal of prior year promotion liabilities of approximately $5 million (based on latest estimates), sales of existing products increased approximately 2%.

      In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") reached a consensus on Issue 01-9 (formerly EITF issues 00-14 and 00-25), "Accounting for Consideration Given to a Customer or Reseller of the Vendor's Products." This EITF addressed the recognition, measurement and income statement classification of consideration from a vendor to a customer in connection with the customer's purchase or promotion of the vendor's products. The EITF requires the cost of such items as coupons, slotting allowances, cooperative advertising arrangements, buydowns, and other allowances to be accounted for as a reduction of revenues, not as a marketing expense as the Company did previously. The full year 2001 and 2000 net sales have been reclassified to conform with this pronouncement. The impact was a reduction of net sales of approximately $130.3 million in 2002, $121.2 million in 2001, and $104.5 million in 2000. This consensus did not have an effect on net income. In accordance with the consensus reached, the Company adopted the required accounting beginning January 1, 2002.

   Operating Costs

      The Company's gross margin increased to 29.7% from 29.1% in the prior year. This improvement reflects a significant improvement in Laundry Products gross margins of 2.7 points due to the virtually full year benefits of the USA Detergents acquisition and the prior year promotion liability adjustment of $5 million, partially offset by a reduced gross margin of 3.9 points on Personal Care resulting from higher promotional spending related to 2002 sales, and higher manufacturing costs associated with the Cranbury production of Arrid Antiperspirant earlier in the year. To a lesser extent, gross margin was further hampered by approximately $4 million of equipment obsolescence charges related to process improvements at two plants, and downsizing and impairment charges at two other plants. The start-up costs of the Madera, California animal nutrition facility also negatively impacted gross margin.

      Marketing expenses increased $11.4 million to $86.2 million. This increase is mainly due to the acquired brands and higher spending in support of deodorizing products, partially offset by lower spending on existing personal care products.

      Selling, general and administrative expenses increased $8.7 million. Higher personnel related expenses and transition expenses associated with acquired products, and a $2.3 million impairment charge related to the tradename valuation of a recently acquired brand name, were partially offset by the elimination of Goodwill and certain tradename amortization expense associated with the Company's adoption of SFAS No. 142.

Other Income and Expenses

      The increase in equity in earnings of affiliates is due to the inclusion of $18.1 million of allocated full year profits from Armkel LLC, which reflected a disproportionate recapture of $5 million of allocated losses sustained in the fourth quarter of 2001 (See footnote 6 for further explanation of Armkel's results). The Company's other equity investments, Armand Products and Armakleen, were virtually unchanged.

      Investment income was slightly lower due to lower interest rates on funds invested.

      Interest expense increased significantly from the prior year as a result of the Company carrying the debt used to finance the two significant acquisitions in 2001.

      Other expenses consist mostly of foreign exchange losses of approximately $2 million associated with the Company's Brazilian subsidiary QGN.

   Taxation

      The effective tax rate for 2002 was 34.0%, compared to 36.4% in the previous year. The lower rate in 2002 reflects the impact of Armkel's foreign subsidiaries, whose post-tax results are included in equity in earnings of affiliates, partially offset by a higher state tax rate.

   Net Income and Earnings Per Share

      The Company's net income for 2002 was $ 66.7 million, equivalent to diluted earnings of $1.60 per share, compared to $47.0 million or $1.15 per share in 2001.

2001 COMPARED TO 2000

   Net Sales

      Net sales increased by $268.5 million or 38.8% to $959.7 million, compared to $691.2 million in the previous year. The majority of this increase was due to growth in the Consumer Products business as part of the USA Detergents acquisition earlier in 2001, and the addition of the Carter-Wallace acquisition in the fourth quarter of 2001. Excluding these acquisitions, sales of existing consumer products were about 3% above the prior year.

   Operating Costs

      The Company's gross margin decreased to 29.1% from 34.8% in the prior year. The acquisition of the lower margin USA Detergents brands affected the Company's overall margin structure and accounted for most of the more than five point reduction in gross margin since the prior year. However, these brands, which are sold on an "everyday low price" basis, require lower marketing and sales support, which largely offsets the effect of the lower gross margin. To a lesser extent, gross margin was also adversely impacted by lower personal care brand sales, and start-up costs associated with new brands.

      Marketing expenses increased $.7 million to $74.8 million. This increase was mainly due to the addition of the brands acquired from USA Detergents and Carter-Wallace mentioned earlier in this report.

      Selling, general and administrative expenses increased $19.1 million. Major factors contributing to this increase included higher personnel costs, which included a $3.5 million increase in deferred compensation expense, from a $1.0 million gain in 2000 to a $2.5 million charge in 2001, as well as the ongoing and transitional costs resulting from the aforementioned acquisitions. Other factors contributing to this increase included goodwill and intangible amortization costs related to the USA Detergents acquisition, and a higher bad debt reserve.

      During the third quarter of 2000, as a step in implementing the ARMUS joint venture, the Company announced that it would close its Syracuse plant in early 2001, and recorded a pre-tax charge of $21.9 million. In 2001, the Company recorded a $.7 million recovery of expected costs from the plant closure.

Other Income and Expenses

      The decrease in equity in earnings of affiliates was due mostly to the inclusion of a $10 million net loss in the fourth quarter from the Company's new affiliate, Armkel LLC.

      On September 28, the Company completed the acquisition of the consumer products business of Carter-Wallace in a partnership with the private equity group, Kelso & Company. As part of this transaction, the Company purchased outright the Arrid Antiperspirant business in the United States and Canada and the Lambert Kay pet care business. Armkel LLC, a 50/50 joint venture with Kelso, purchased the remainder of Carter-Wallace's domestic and international consumer products business, including Trojan condoms, Nair depilatories and First Response pregnancy kits. Armkel reported fourth quarter sales of $95.4 million and a net loss of $15.6 million. The major reason for this loss was an accounting charge related to a step-up in the value of opening inventories in accordance with purchase accounting principles. As these inventories were sold, the step-up was charged to current operations. The total step-up was approximately $23.2 million, of which $15.1 million was charged in the fourth quarter and the balance was charged in 2002. Other factors contributing to the loss included integration costs, and promotional activity of the predecessor company prior to the acquisition, which shifted sales and profit to the third quarter from the fourth quarter of 2001.

      Under the agreement with Kelso, the Company is allocated 50% of all losses up to $10 million, and 100% of such losses above that level. As a result, the Company recorded a loss of $10 million on its investment in Armkel.

      This Armkel loss was partially offset by equity in earnings of affiliates from the Armand Products Company, and by an increase in profitability from the ArmaKleen Company. The ArmaKleen Company is a 50/50 joint venture with the Safety-Kleen Company, the latter of which filed for chapter 11 during the second quarter of 2000. This caused the ArmaKleen Company to record a $1.4 million charge, half of which resulted in a reduction in our profitability during 2000. Should the Safety-Kleen Company be unable to emerge from Chapter 11, the results of operations and financial position of the ArmaKleen Company would be adversely affected.

      Investment income was relatively unchanged from the prior year.

      Interest expense increased approximately $6.7 million as a result of the debt incurred to finance the USA Detergents acquisition at the end of May, and the Carter-Wallace acquisition at the end of September.

      Minority interest expense is primarily the 35% of the earnings generated by the ARMUS joint venture through the month of May that accrued to USA Detergents.

   Taxation

      The effective tax rate for 2001 was 36.4%, compared to 35.3% in the previous year. The higher effective rate in 2001 was primarily due to the impact of a relatively lower level of tax depletion deductions and other tax credits on higher pre-tax income.

   Net Income and Earnings Per Share

      The Company's net income for 2001 was $47.0 million, equivalent to diluted earnings of $1.15 per share, compared to $33.6 million or $.84 per share in 2000.

SEGMENT RESULTS

      Current and prior year results by segment are presented based upon segments as described in Note 17 of the Notes to Consolidated Financial Statements. Product-based segment results exclude items that are not included in measuring business performance for management reporting purposes, most notably certain financing, investing, and plant shutdown charges.

      Sales in affiliate companies over which the Company exerts significant influence, but does not control the financial and operating decisions, are reported for segment purposes in a manner similar to consolidated subsidiaries. The effect of this convention is eliminated in the corporate segment and certain reclassifications of expenses between cost of sales and selling, general and administrative expenses are also reflected in the corporate segment to adjust management reporting results to the amounts appearing in the financial statements. Key segment operating results for the years 2000 through 2002 are as follows:

                              CONSUMER    SPECIALTY
                              PRODUCTS     PRODUCTS    SUBTOTAL     CORPORATE      TOTAL
                              --------     --------    --------     ---------      -----
NET SALES
      2002                  $1,246,547     $223,375   $1,469,922    $(422,773)   $1,047,149
      2001                     864,457      219,223    1,083,680     (123,973)      959,707
      2000                     529,585      211,668      741,253      (50,062)      691,191

OPERATING PROFIT
      2002                     152,855       28,628      181,483      (76,969)      104,514
      2001                      66,323       29,285       95,608       (2,087)       93,521
      2000                      52,753       26,981       79,734      (27,573)       52,161

CONSUMER PRODUCTS

2002 compared to 2001

      Combined Consumer Product sales of the Company and its affiliates grew 44.2% to $1246.5 million in 2002 primarily due to the businesses acquired from Carter-Wallace of approximately $380.0 million at the end of September 2001. These acquired businesses were the key drivers behind the domestic Personal Care Products growth in net sales of over 140% to $385.3 million in 2002 from $160.0 million in 2001, and the growth in International net sales in excess of 150% to $205.0 million in 2002 from $81.3 in 2001. Excluding the acquired businesses, and adjusting for discontinued product line sales and the adjustment for prior year promotion liabilities, sales of existing products grew approximately 2% with higher Deodorizing and Cleaning and Laundry Product sales more than offsetting lower personal care sales.

      Operating profit increased 130% to $152.9 million in 2002 from $66.3 million in 2001 due to the acquired businesses, which included an $8.1 million charge for the remaining step-up of opening inventory values established as part of purchase accounting. In addition, operating profit benefited from improved Laundry Product profit margins of 2.7 points due to the virtually full year benefits of the USA Detergents acquisition, the prior year promotion adjustment of $5 million, partially offset by a reduced gross margin of 3.9 points on existing Personal Care products from higher promotional spending related to 2002 sales, and higher manufacturing costs associated with the Cranbury production of Arrid Antiperspirant and Nair depilatories earlier in the year. To a lesser extent operating profit absorbed approximately $4 million of equipment obsolescence charges related to process improvements at two plants, and downsizing and impairment charges at two other plants. The Consumer Product segment also recorded a $2.2 million impairment charge related to the tradename valuation of a recently acquired brand name.

2001 compared to 2000

      Combined Consumer Product sales grew 63.2% to $864.5 million in 2001 from $529.6 million in 2000. The majority of this increase was due to the USA Detergents acquisition in May 2001 and the addition of the Carter-Wallace acquisition in the fourth quarter of 2001. Excluding both acquisitions, sales of existing consumer products grew approximately 4.5% above the year 2000 level, with higher sales of deodorizers and cleaners, and laundry products more than offsetting lower personal care sales.

      Operating profit increased 25.6% to $66.3 million in 2001 from $52.8 million due to the acquired businesses, which was net of a $15.1 million initial charge for the step-up of opening inventory values established as part of purchase accounting as well as the increased goodwill and intangible amortization costs related to the USA Detergents acquisition, and the ongoing and transitional costs resulting from the aforementioned acquisitions.

SPECIALTY PRODUCTS

2002 compared to 2001

      Combined Specialty Product sales grew approximately 2% to $223.4 million in 2002 from $219.2 million in 2001 largely as a result of the acquisition of Biovance Technologies Inc. of approximately $7.1 million at the beginning of 2002. These higher sales were partially offset by lower sales of Armakleen's aqueous cleaning products and discontinued sales of certain immaterial product lines.

      Operating profit declined slightly by approximately 2% reflecting the start-up costs of the new Madera, California animal nutrition facility, for the production of Megalac Rumen Bypass Fats and related higher-value Megalac products for the West Coast dairy feed additives market. Operating profit was also negatively impacted by higher raw material costs for Megalac related products. A partial offset to these operating profit decreases was the higher profit contribution from the addition of the Biovance acquisition.

2001 compared to 2000

      Combined Specialty Product sales grew approximately 3.5% to $219.2 million in 2001 from $211.7 million in 2000. This increase was mostly attributable to growth in animal nutrition products, particularly Megalac Rumen Bypass Fats, and higher sales of QGN, the Company's then 85% owned Brazilian subsidiary.

   Operating profit

      The combination of growth in animal nutrition sales together with lower raw material costs, particularly for Megalac Rumen Bypass Fats, were the major reasons for the operating profit growth of 8.5% to $29.3 in 2001 from $27.0 in 2000.

LIQUIDITY AND CAPITAL RESOURCES

      The Company had outstanding long-term debt of $352.5 million, and cash less short-term debt of $60.4 million, for a net debt position of $292.1 million at December 31, 2002. This compares to $365.7 million at December 31, 2001.

      In the fourth quarter of 2001, the Company financed its investment in Armkel, the acquisition of USA Detergents and the Anti-perspirant and Pet Care businesses from Carter-Wallace with a $510 million credit facility consisting of $410 million in 5 and 6 year term loans. The entire amount of the term loans was drawn at closing and a $100 million revolving credit facility remains fully un-drawn. The term loans pay interest at 200 and 250 basis points over LIBOR, depending on the ratio of total debt to EBITDA. Financial covenants include a leverage ratio and an interest coverage ratio, which if not met, could result in an event of default and trigger the early termination of the credit facility, if not remedied within a certain period of time. EBITDA, as defined by the Company's loan agreement, which includes an add-back of certain acquisition related costs, was approximately $144 million in 2002. The leverage ratio at December 31, 2002 per the loan agreement, therefore, was approximately 2.5 versus the agreement's maximum 3.5, and the interest coverage ratio was 6.00 versus the agreement's minimum of 4.25. This credit facility is secured by a blanket lien on all of the Company's assets. The reconciliation of Net Cash Provided by Operating Activities to the Company's key liquidity measure, "EBITDA", per the term loan agreement, is as follows (in millions):

      Net Cash Provided by Operating Activities ........      $114.0
      Plus:
         Interest Expense ..............................        24.0
         Current Income Tax Provision ..................        16.6
         Distributions from Affiliates .................         4.7
         Other .........................................         2.2
      Less:
         Decrease in Working Capital ...................       (15.8)
         Interest Income ...............................        (1.8)
                                                              ------

      EBITDA ...........................................      $143.9
                                                              ======

      In 2002, operating cash flow was $114.0 million. Major factors contributing to the cash flow from operating activities included higher operating earnings before non-cash charges for depreciation and amortization, and a significant reduction in working capital, particularly inventories, offset by the net non-cash impact from the equity in earnings of affiliates. Operating cash flow was used for additions to property, plant and equipment and to consummate the acquisition of Biovance. Operating cash together with proceeds from stock options exercised and a collected note receivable, were used to make both voluntary and mandatory debt repayments and to pay cash dividends.

      Commitments as of December 31, 2002. The table below summarizes the Company's material contractual obligations and commitments as of December 31, 2002.

                                                            PAYMENTS DUE BY PERIOD
                                                            (THOUSANDS OF DOLLARS)


                                                                    2004 TO    2007 TO     AFTER
                                               TOTAL      2003       2006       2008       2008
                                             --------   --------   --------   --------   --------
Principal payments on borrowings:
     Long-term debt
         Syndicated Financing Loans ......   $358,470   $ 10,770   $103,644   $244,056   $     --
         Various Debt from Brazilian Banks      5,888      4,490      1,254        144         --
Industrial Revenue Bonds .................      4,075        685      2,055      1,335         --
Other commitments:
     Operating Leases Obligations ........   $ 52,245   $  9,503   $ 18,591   $ 10,100   $ 14,051
     Letters of Credit (1) ...............      5,692      5,692         --         --         --
     Guarantees(2) .......................      2,969      2,969         --         --         --
     Surety/Performance bonds(3) .........        830        830         --         --         --
     Raw Materials .......................     16,841     16,841         --         --         --
     Joint Venture Agreement(4) ..........    111,750         --         --         --    111,750
                                             --------   --------   --------   --------   --------
Total ....................................   $558,760   $ 51,780   $125,544   $255,635   $125,801
                                             ========   ========   ========   ========   ========

(1) Letters of credit with several banks guarantee payment for such things as insurance claims in the event of the Company's insolvency, a year's worth of lease payments on a warehouse, and 200 days of interest on the Industrial Revenue Bond borrowing.

(2) Guarantees represent minimum performance based payment obligations in connection with the Biovance acquisition.

(3) Surety/performance bonds were established for construction of the Company's headquarters addition in Princeton, NJ and for construction activities at the Company's North Brunswick, NJ plant.

(4) Reflects the amount payable to Kelso in the event of a sale of Armkel or as a result of Kelso's exercise of its put option under the Joint Venture Agreement.

      The Company generally relies on operating cash flows supplemented by borrowings to meet its financing requirements. Our diverse product offerings, strong brand names and market positions have provided a stable base of cash flow. Our diverse product line is marketed through multiple distribution channels, reducing our dependence on any one category or type of customer. Similar to other basic consumer products, we believe that consumers purchase our products largely independent of economic cycles. However, the Company's ability to meet its financial obligations depends on successful financial and operating performance. The Company cannot guarantee that its business strategy will succeed or that it will achieve the anticipated financial results. The Company's financial and operational performance depends upon a number of factors, many of which are beyond its control. These factors include:

- Competitive conditions in the categories of the consumer products industry in which we compete;
- Operating difficulties, operating costs or pricing pressures we may experience;
- Passage of legislation or other regulatory developments that affects us adversely;
-     Delays in implementing any strategic projects; and
-     Current geo-political events.

      The Company cannot give assurance that it will generate sufficient cash flow from operations or that it will be able to obtain sufficient funding to satisfy all its obligations, including those noted above. If the Company is unable to pay its obligations, it will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring indebtedness or raising additional equity capital. However, the Company cannot give assurance that any alternative strategies will be feasible or prove adequate to satisfy its obligation.

      The Company has a total debt-to-capital ratio of approximately 52%. At December 31, 2002 the Company had $100 million of additional domestic borrowing capacity available through its revolving credit agreement. Capital expenditures in 2003 are expected to be moderately lower than the level of the prior year. Management believes that operating cash flow, coupled with the Company's access to credit markets, will be sufficient to meet the anticipated cash requirements for the coming year.

      In 2001, operating cash flow was $41.6 million. Major factors contributing to the cash flow from operating activities included higher operating earnings before non-cash charges for depreciation and amortization, and the aforementioned impact from the loss in earnings of affiliates. Operating cash flow was used to meet increased working capital needs to support the higher sales stemming from the two acquisitions during the year, and to fund the related transitional activities. Operating cash flow with net proceeds from long-term borrowings, were used to consummate the two acquisitions made that year, and to finance the Company's investment in Armkel. To a lesser extent available cash was used to finance additions to property, plant and equipment, to make investments in notes receivable, and to pay dividends.

   Recent Event

      On January 16, 2003, the Company entered into a receivables purchase agreement with an issuer of receivables-backed commercial paper in order to refinance a portion, $60,000,000, of its primary credit facility. Under this arrangement, the Company sold, and will sell from time to time, throughout the 3 year term of the agreements, its trade accounts receivable to a wholly-owned special purpose finance subsidiary, Harrison Street Funding LLC, a Delaware limited liability company ("Harrison"). Harrison in turn sold, and will sell on an ongoing basis, to the commercial paper issuer an undivided interest in the pool of accounts receivable. The transactions were entered into to reduce certain expenses associated with the credit facility in addition to lowering the Company's financing costs by accessing the commercial paper market. These transactions will be reflected as borrowings on the consolidated financial statements of the Company. Consequently, the receivables assets of Harrison will be included in the consolidated assets of the Company shown on such financial statements. However, under these agreements, as was the case under the credit facility, such assets will not be available to satisfy claims of creditors other than the commercial paper issuer.

   Armkel

      The Armkel venture was initially financed with $229 million in equity contributions, of which approximately $112 million was contributed by the Company, and an additional $445 million of debt.

      Armkel LLC had outstanding long-term debt of $412 million, and cash less short-term debt of $24 million, for a net debt position of $388 million at year-end including discontinued operations. In addition, Armkel had unused revolving credit bank lines of $85 million. Any debt on Armkel's balance sheet is without recourse to the Company.

      Under the terms of its joint venture agreement with Kelso, the Company has a call option to acquire Kelso's interest in Armkel in three to five years after the closing, at fair market value as defined in the agreement subject to a floor and a cap. If the Company does not exercise its call option, then Kelso may request the Company to purchase its interest. If the Company elects not to purchase Kelso's interest, then Kelso's and the Company's equity in the joint venture may be offered to a third party. If such a sale should occur, depending on the proceeds received, the Company may be required to make a payment to Kelso up to an amount of approximately $112 million. Kelso also may elect to have the Company purchase its interest for $112 million. This amount is not payable until the eighth year from the formation of the venture. Finally, Kelso may require the Company to purchase its interest upon a change in control as defined in the joint venture agreement. The venture's Board has equal representation from both the Company and Kelso.

                                   OTHER ITEMS

MARKET RISK

   Concentration of Risk

      A group of three Consumer Product customers accounted for approximately 23% of consolidated net sales in 2002, including a single customer Walmart, which accounted for approximately 16%. A group of three customers accounted for approximately 23% of consolidated net sales in 2001 adjusted for EITF issue 01-9, including Walmart, which accounted for approximately 14%. This group accounted for 21% in 2000 and is adjusted for the aforementioned EITF.

      Although it is not included in the top three customers noted above, Kmart Corporation historically has represented approximately 3% of our consolidated net sales. Kmart's bankruptcy followed by its announcement to close an additional 329 stores in the first half of 2003 could cause a reduction in sales to Kmart of approximately 15% to 20%. It is not clear, and to what extent, these lost sales may be made to other retailers.

      As part of the USA Detergents merger agreement, the Company divested USA Detergents non-laundry business and other non-core assets to former USA Detergents executives under the new company name of USA Metro, Inc. ("USAM"), subsequently renamed USA Detergents.

      The Company has a concentration of risk with USAM at December 31, 2002 in the form of trade accounts receivable and an amount due for leased space of approximately $3.1 million, a 16% equity interest in USAM of $0.4 million and a note receivable for other assets of $2.0 million-payments start with the beginning of 2006. This note has a carrying value of approximately $1.4 million using an effective interest rate of 17%.

      Should USAM be unable to meet these obligations, the impact would have an adverse effect on the Company's Consolidated Statement of Income.

   Interest Rate Risk

      The Company's primary domestic borrowing facility is made up of a $ 510 million credit agreement of which $358.5 million remained outstanding as of December 31, 2002; and $100 million of a revolving credit agreement all of which was un-drawn at December 31, 2002. The weighted average interest rate on these borrowings at December 31, 2002, excluding deferred financing costs and commitment fees, was approximately 5.1% including the effect of hedges. The Company entered into interest rate swap agreements to reduce the impact of interest rate fluctuations on this debt, as required by the credit agreement. The swap agreements are contracts to exchange floating rate for fixed interest rate payments periodically over the life of the agreements without the exchange of the underlying notional amounts. As of December 31, 2002, the Company entered into agreements for a notional amount of $235 million, swapping debt with a one-month LIBOR rate for a fixed rate that averages 5.8 %. As a result, the swap agreements eliminate the variability of interest expense for that portion of the Company's debt. On an annualized basis a drop of 10% in interest rates would result in a $.9 million payment under the swap agreement in excess of what would have been paid based on the variable rate. Under these circumstances, a little more than half of this payment would be offset by the amount of reduced interest expense on the $123.5 million of variable debt not hedged. However, a 10% increase in interest rates would result in a $.5 million increase in interest expense on the debt not hedged.

      The Company's domestic operations and its Brazilian subsidiary have short and long- term debts that are floating rate obligations. If the floating rate were to change by 10% from the December 31, 2002 level, annual interest expense associated with the floating rate debt would be immaterial.

   Foreign Currency

      The Company is subject to exposure from fluctuations in foreign currency exchange rates, primarily U.S. Dollar/British Pound, U.S. Dollar/Japanese Yen, U.S. Dollar/Canadian Dollar and U.S. Dollar/Brazilian Real.

      The Company, from time to time, enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Canadian dollar, the British pound and the Japanese Yen. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The Company did not have any forward exchange contracts outstanding at December 31, 2002 and December 31, 2001.

      The Company is also subject to translation exposure of the Company's foreign subsidiary's financial statements. A hypothetical 10% change in the exchange rates for the U.S. Dollar to the Canadian Dollar, the British Pound and the Brazilian Real from those at December 31,2002 and 2001, would result in an annual currency translation gain or loss of approximately $.3 million in 2002 and $.4 million in 2001.

   Equity Derivatives

      The Company has entered into equity derivative contracts of its own stock in order to minimize the impact on earnings resulting from fluctuations in market price of shares in the Company's deferred compensation plan. These contracts, which consist of cash settled call options in the amount of 165,000 shares, hedge approximately 50% of the shares related to the plan and are marked to market through earnings. As a result, the Company recognized income of approximately $.4 million in 2002, and expense of $.5 million in 2001.

   Related Party Transactions

      The Company has achieved substantial synergies by combining certain of its operations with those of Armkel, particularly in the areas of sales, manufacturing and distribution, and most service functions. Armkel has retained its core marketing, research & development, and financial planning capabilities, and continues to manufacture condoms, but purchases virtually all the support services it requires for its U.S. domestic business from the Company under a management services agreement, which has a term of five years with possible renewal. As a first step, the Company merged the two sales organizations during the fourth quarter of 2001. In early 2002, the Company began transferring production of antiperspirants and depilatories from the former Carter-Wallace plant at Cranbury, NJ, to the Company's plant at Lakewood, NJ, which is a more efficient producer of antiperspirants and other personal care products. This process was completed by the third quarter 2002. During this time, the Company also integrated the planning and purchasing, accounting and management information systems, and other service functions.

      During 2002, the Company invoiced Armkel $22.5 million for primarily administrative and management oversight services (which is included as a reduction of selling general and administrative expenses), and purchased $7.1 million of deodorant anti-perspirant inventory produced by Armkel at its cost. The Company sold Armkel $1.4 million of Arm & Hammer products to be sold in international markets. Armkel invoiced the Company $1.7 million of transition administrative services. The Company has an open receivable from Armkel at December 31, 2002 of approximately $4.8 million that primarily related to administrative services, partially offset by amounts owed for inventory.

      As noted in the Concentration of Risk section of this exhibit, the Company divested USA Detergents non-laundry business and other non-core assets to former USA Detergents executives concurrent with the merger agreement. The Company has a 16% ownership interest in the newly formed company USAM. The Company supplies USAM with certain laundry and cleaning products it produces to meet the needs of the markets USAM is in at cost plus a mark-up. In addition, the Company leases manufacturing and office space to USAM under a separate agreement.

      During 2002, the Company sold $23.2 million of laundry and cleaning products to USAM. Furthermore, the Company billed USAM $.5 million and USAM billed the Company $.2 million for leased space. For open amounts receivable at December 31, 2002, see Concentration of Risk section of this exhibit.

   Significant Accounting Policies

      Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

   Promotional and Sales Returns Reserves.

      The reserves for consumer and trade promotion liabilities, and sales returns are established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Promotional reserves are provided for sales incentives made directly to consumers such as coupons, and sales incentives made to vendors such as slotting, cooperative advertising, incentive discounts based on volume of sales and other arrangements. The Company relies on historical experience and forecasted data to determine the required reserves. For example, the Company uses historical experience to project coupon redemption rates to determine reserve requirements. Based on the total face value of coupons dropped over the past couple of years, a .1% deviation in the actual rate of redemptions versus the rate accrued for in the financial statements could result in approximately a $3 million difference in the reserve required. With regard to other promotional reserves and sales returns, we use forecasted appropriations, customer and sales organization inputs, and historical trend analysis in arriving at the reserves required. If the Company's estimates for vendor promotional activities and sales returns were to differ by 10%, the impact to promotional spending and sales return accruals would be approximately $4 million. While we believe that our promotional and sales returns reserves are adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. During 2002, the Company reversed prior year promotion liabilities of approximately $5 million based on adjustments to previous estimates.

   Impairment of Goodwill, Trademarks and Other Intangible Assets and Property, Plant and Equipment

      Carrying values of goodwill, trademarks and other intangible assets are reviewed periodically for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". The Company's impairment review is based on a discounted cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, and the selection of an appropriate discount rate. With respect to goodwill, impairment occurs when the carrying value of the reporting unit exceeds the discounted present value of cash flows for that reporting unit. For trademarks and other intangible assets, an impairment charge is recorded for the difference between the carrying value and the net present value of estimated cash flows, which represents the estimated fair value of the asset. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse, economic factors, unanticipated technological change or competitive activities, acts by governments and courts, may signal that an asset has become impaired.

      Property, plant and equipment and other long-lived assets are reviewed periodically for possible impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company's impairment review is based on an undiscounted cash flow analysis at the lowest level for which identifiable cash flows exist. The analysis requires management judgment with respect to changes in technology, the continued success of product lines, and future volume, revenue and expense growth rates. The Company conducts annual reviews for idle and underutilized equipment, and reviews business plans for possible impairment implications. Impairment occurs when the carrying value of the asset exceeds the future undiscounted cash flows. When an impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows.

      The estimates and assumptions used are consistent with the business plans and estimates that the Company uses to manage its business operations. The use of different assumptions would increase or decrease the estimated value of future cash flows and would have increased or decreased any impairment charge taken. Future outcomes may also differ. If the Company's products fail to achieve estimated volume and pricing targets, market conditions unfavorably change or other significant estimates are not realized, then the Company's revenue and cost forecasts may not be achieved, and the Company may be required to recognize additional impairment charges. In 2002, the Company recognized trademark, equipment obsolescence and plant impairment charges of approximately $6.2 million.

   Inventory Reserves

      When appropriate, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market (net realizable value), including any costs to sell or dispose. The Company identifies any slow moving, obsolete or excess inventory to determine whether a valuation allowance is indicated. The determination of whether inventory items are slow moving, obsolete or in excess of needs requires estimates and assumptions about the future demand for the Company's products, technological changes, and new product introductions. The estimates as to the future demand used in the valuation of inventory are dependent on the ongoing success of its products. In addition, the Company's allowance for obsolescence may be impacted by the rationalization of the number of stock keeping units. To minimize this risk, the Company evaluates its inventory levels and expected usage on a periodic basis and records adjustments as required. Reserves for inventory obsolescence were $5.3 million at December 31, 2002, and $6.7 million at December 31, 2001.

   Valuation of Pension and Postretirement Benefit Costs

      The Company's pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by the Company to our actuaries, including the discount rate and expected long-term rate of return on plan assets. Material changes in the Company's pension and postretirement benefit costs may occur in the future due to changes in these assumptions.

      The discount rate is subject to change each year, consistent with changes in applicable high-quality, long-term corporate bond indices. Based on the expected duration of the benefit payments for our pension plans and postretirement plans we refer to applicable indices such as the Moody's AA Corporate Bond Index to select a rate at which we believe the pension benefits could be effectively settled. Based on the published rates as of December 31, 2002, the Company used a discount rate of 6.75% for both plans, a decline of 50 basis points from the 7.25% rate used in 2001. This had the effect of increasing the projected benefit obligation for pensions and postretirement benefits by approximately $1.1 million and $0.7 million, respectively, for the year ended December 31, 2002.

      The expected long-term rate of return on pension plan assets is selected by taking into account a historical trend based on a 15 year average, the expected duration of the projected benefit obligation for the plans, the asset mix of the plans, and known economic and market conditions at the time of valuation. Based on these factors, the Company's expected long-term rate of return as of December 31, 2002 is 8.75%, a decline of 50 basis points from the 9.25% rate used at December 31, 2001. A 50 basis point change in the expected long-term rate of return would result in less than a $0.1 million change in pension expense for 2003.

      On December 31, 2002 the accumulated benefit obligation related to our pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an un-funded accumulated benefit obligation). This difference is attributed to (1) an increase in the accumulated benefit obligation that resulted from the decrease in the interest rate used to discount the projected benefit obligation to its present settlement amount from 7.25% to 6.75% and (2) a decline in the market value of the plan assets at December 31, 2002. As a result, in accordance with SFAS No. 87, the Company recognized an additional minimum pension liability of $3.9 million included in benefit obligations, and recorded a charge, net of tax, to accumulated other comprehensive loss of $2.4 million which decreased stockholders' equity. The charge to stockholders' equity for the excess of additional pension liability represents a net loss not yet recognized as pension expense. Based on the aforementioned assumptions, the income statement impact for 2003 is estimated to be approximately $.4 million charged to earnings. On a cash basis, a minimum contribution of approximately $1 million will be required in 2003.

   Recent Accounting Pronouncements

      In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has assessed SFAS No. 143 and does not anticipate it to have a material impact on the Company's financial statements. The effective date for the Company is January 1, 2003.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business (as previously defined in that Opinion). This statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company has evaluated the impact of the SFAS No. 144 and has determined there is no material impact on the Company's consolidated financial statements (See Significant Accounting Policies contained elsewhere in this report).

      During the second quarter of 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company will adopt the provisions of this Statement upon its effective date and does not anticipate it to have a material effect on its financial statements.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize certain costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Statement 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the impact this pronouncement will have on its consolidated financial statements.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions are effective for financial statements of interim or annual periods ending after December 15, 2002.

      In December 2002, the FASB issued Statement No 148, "Accounting for Stock-Based Compensation - Transition and Disclosure (SFAS 148)". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for the year ended December 31, 2002 and for interim financial statements for the first quarter of 2003. The Company is currently evaluating whether or not to elect the fair value method of accounting for stock compensation.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities (an interpretation of ARB No.51)". This Interpretation addresses consolidation by business enterprises of certain variable interest entities, commonly referred to as special purpose entities
(SPEs). The Company has implemented the disclosure provisions of this Interpretation in these financial statements. The Company will be required to implement the other provisions of this Interpretation in 2003.

   Competitive Environment

      The Company operates in highly competitive consumer-product markets, in which cost efficiency, new product offerings and innovation are critical to success.

      Currently, over 90% of our sales are generated in the United States, where consumer product markets are mature and characterized by high household penetration, particularly with respect to our most significant product categories such as laundry detergents. The consumer products industry, particularly the detergent, personal care and deodorizing categories, is intensely competitive. To protect our existing market share or to capture increased market share, the Company may need to increase expenditures for promotions and advertising and to introduce and establish new products.

      Many of our competitors are large companies, including The Procter & Gamble Company, Unilever, Inc., The Clorox Company, Colgate-Palmolive Company, and S.C. Johnson & Son, Inc., which have greater financial resources than the Company. These companies have the capacity to outspend the Company in an attempt to gain market share.

      Because of the competitive environment facing retailers, the Company faces pricing pressure from these customers, particularly the high-volume retail store customers, who have increasingly sought to obtain pricing concessions or better trade terms. These concessions or terms could reduce the Company's margins. Furthermore, if the Company is unable to maintain price or trade terms acceptable to its trade customers, the customers could increase product purchases from our competitors, which would harm the Company's sales and profitability.

      Consumer products, particularly those that are value-priced, are subject to significant price competition. From time to time, the Company may need to reduce the prices for some of its products to respond to competitive and customer pressures and to maintain market share.

      Most of the Company's laundry and household cleaning products are sold as value brands, which makes their cost position most important. To stay competitive in this category, the Company acquired USA Detergents outright on May 25, 2001, after a short-lived joint venture had been formed which combined both laundry detergent businesses. The acquisition combined Church & Dwight's ARM & HAMMER Powder and Liquid Laundry Detergents and USA Detergents' XTRA Powder and Liquid Detergents and NICE 'N FLUFFY Liquid Fabric Softener brands. This combination increased the Company's laundry product sales to over $400 million a year, making it the third largest entity in the $7 billion U.S. laundry detergent business. The Company expected the synergies from the combination to potentially reach an annual rate of $15 million a year once the integration was completed. In 2002, the Company gained the full-year benefit of the manufacturing, distribution and back office integration programs completed in the back half of the previous year. In addition, about mid-year 2002, the Company implemented a series of packaging and formulation changes designed to more fully integrate the two product lines. Based on this activity, the Company significantly increased the contribution from the laundry business in 2002, and is operating at or above its target synergy levels by year-end.

      The Company has entered the oral care and personal care and deodorizing businesses using the unique strengths of its ARM & HAMMER trademark and baking soda technology. These are highly innovative markets, characterized by a continuous flow of new products and line extensions, and requiring heavy advertising and promotion.

      In the toothpaste category, after two years of leading its category in growth, driven by the success of ARM & HAMMER ADVANCE WHITE toothpaste, the Company's share dropped in both 2001 and 2002 mainly as a result of competitive new products and aggressive spending by other manufacturers in the category.

      In the personal care category, several new products and line extensions in oral care were expanded during the final quarter of 2001, in particular ARM & HAMMER Advance Breath Care, a line of oral deodorization products including mouthwash, mints and toothpaste. This oral care line of products did not live up to our expectations in 2002 particularly since key retailers started moving away from mints and therapeutic gums in the oral care aisle of the store. Unless this trend can be halted or reversed, this particular line of products could potentially be de-listed by those retailers. On the other hand, the Company's re-launch of its deodorant antiperspirant with the introduction of ARM & HAMMER UltraMax Deodorant Antiperspirant performed well during 2002.

      Early in 2002, the Company transferred production of Arrid and Lady's Choice antiperspirants from the former Carter-Wallace plant at Cranbury, New Jersey, to the more efficient Company plant at Lakewood, New Jersey. The Company completed this process, as well as the full integration of the supply chain and other systems, during the third quarter of 2002.

      In the final quarter of 2000, the Company introduced a line extension in the deodorizing area: ARM & HAMMER Shaker Baking Soda, and in early 2001, ARM & HAMMER Vacuum Free Foam Carpet Deodorizer, a companion product to ARM & HAMMER Carpet & Room Deodorizer. The latter of these introductions enabled the Company to lead the category growth in carpet deodorizers again in 2002. In the final quarter of 2001, the Company introduced another deodorizing line extension: ARM & HAMMER Crystal Blend, a scoopable cat litter with silica gel crystals and baking soda for superior deodorization.

      The Company has recently announced several new consumer product initiatives. Early in 2003, the Company launched Arrid Total Soft Solid antiperspirants targeted primarily to women, and broadened its ARM & HAMMER Ultramax antiperspirant line by adding a gel primarily targeted at men. To strengthen its toothpaste franchise, the Company introduced ARM & HAMMER Complete Care, the first ARM & HAMMER all-in-one toothpaste. In the laundry area, the Company launched ARM & HAMMER Fresh 'N Soft Liquid Fabric Softener as a companion product to the existing fabric softener dryer sheets. These products should all reach broad national distribution during the second quarter. In addition, beginning in the second quarter, the Company expects to launch Brillo Scrub 'N Toss, a disposable cleaning pad, and the Company's first major extension to the Brillo line. These introductions usually involve heavy marketing costs in the year of launch, and the eventual success of these new product and line extensions will not be known for some time.

      In the Specialty Products business, competition within the two major product categories, sodium bicarbonate and potassium carbonate, remained intense in 2002. Sodium bicarbonate sales have been negatively impacted for several years by a nahcolite-based sodium bicarbonate manufacturer, which has been operating at the lower end of the business and has been making an effort to enter the higher end. This particular competitor has recently sold its business to another company who has entered the sodium bicarbonate business. Furthermore, late in 2000, another major competitor, who is an affiliate of an energy services company entered the sodium bicarbonate market using a new nahcolite manufacturing technology process. To strengthen its competitive position, the Company has completed the modernization of its Green River facility to provide better availability of specialized grades, and has increased its production capacity at Old Fort. The Company is also increasing its R & D spending on health care, food processing and other high-end applications of sodium bicorbonate, as well as alternative products to compete with the lower end of the market. As for potassium carbonate, the Company expects imports of video glass and production from foreign suppliers to affect U.S. demand in 2003 as it did in 2002.

      During the year, the Company continued to pursue opportunities to build a specialized industrial cleaning business using our aqueous-based technology. In early 1999, the Company extended its alliance with Safety-Kleen Corp. to build a specialty cleaning products business based on our technology and their sales and distribution organization. The second year of this alliance was impacted by Safety-Kleen's financial difficulties leading to a Chapter 11 filing in June of 2000, and a major reorganization implemented during the second half of that year. While this opportunity has demonstrated more stability in 2002 and continues to hold great promise, the outcome will not be known for some time.

   Cautionary Note on Forward-Looking Statements

      This annual report contains forward-looking statements relating, among others, to short- and long-term financial objectives, sales growth, cash flow and cost improvement programs. These statements represent the intentions, plans, expectations and beliefs of Church & Dwight, and are subject to risks, uncertainties and other factors, many of which are outside the Company's control and could cause actual results to differ materially from such forward-looking statements. The uncertainties include assumptions as to market growth and consumer demand (including the effect of political and economic events on consumer demand), raw material and energy prices, the financial condition of major customers, and the Company's determination and ability to exercise its option to acquire the remaining 50% interest in Armkel. With regard to the new product introductions referred to in this report, there is particular uncertainty relating to trade, competitive and consumer reactions. Other factors, which could materially affect the results, include the outcome of contingencies, including litigation, pending regulatory proceedings, environmental remediation and the acquisition or divestiture of assets.

      The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures the Company makes on related subjects in its filings with the U.S. Securities and Exchange Commission. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                                        2002                         2001
                                                        ----                         ----
COMMON STOCK PRICE RANGE AND DIVIDENDS          LOW     HIGH    DIVIDEND    LOW      HIGH    DIVIDEND
                                              ------   ------   -------    ------   ------   --------

1st Quarter ........................          $25.54   $31.80    $0.075    $19.56   $24.99    $ 0.07
2nd Quarter ........................           28.05    36.50     0.075     21.73    27.00      0.07
3rd Quarter ........................           26.43    33.50     0.075     23.54    28.44     0.075
4th Quarter ........................           28.00    36.00     0.075     24.35    27.18     0.075
                                              ------   ------    ------    ------   ------    ------
Full Year ..........................          $25.54   $36.50    $ 0.30    $19.56   $28.44    $ 0.29
                                              ======   ======    ======    ======   ======    ======

Based on composite trades reported by the New York Stock Exchange.

Approximate number of holders of Church & Dwight's Common Stock as of December 31, 2002: 10,000.

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                                 -----------------------
(Dollars in thousands, except per share data)              2002           2001           2000
                                                       -----------    -----------    -----------

NET SALES ..........................................   $ 1,047,149    $   959,707    $   691,191
Cost of sales ......................................       735,928        680,211        450,321
                                                       -----------    -----------    -----------
GROSS PROFIT .......................................       311,221        279,496        240,870
Marketing expenses .................................        86,195         74,803         74,080
Selling, general and administrative expenses .......       120,512        111,832         92,718
Plant shutdown and other items .....................            --           (660)        21,911
                                                       -----------    -----------    -----------
INCOME FROM OPERATIONS .............................       104,514         93,521         52,161
Equity in earnings (loss) of affiliates ............        21,520         (6,195)         3,011
Investment earnings ................................         1,793          2,224          2,032
Other income (expense) .............................        (2,618)          (269)          (187)
Interest expense ...................................       (23,974)       (11,537)        (4,856)
                                                       -----------    -----------    -----------
INCOME BEFORE MINORITY INTEREST AND TAXES ..........       101,235         77,744         52,161
Minority interest ..................................           143          3,889            287
                                                       -----------    -----------    -----------
Income before taxes ................................       101,092         73,855         51,874
Income taxes .......................................        34,402         26,871         18,315
                                                       -----------    -----------    -----------
NET INCOME .........................................   $    66,690    $    46,984    $    33,559
                                                       ===========    ===========    ===========
Weighted average shares outstanding (in thousands)--
     Basic .........................................        39,630         38,879         38,321
Weighted average shares outstanding (in thousands)--
     Diluted .......................................        41,809         40,819         39,933
                                                       ===========    ===========    ===========
NET INCOME PER SHARE--BASIC ........................   $      1.68    $      1.21    $       .88
NET INCOME PER SHARE--DILUTED ......................   $      1.60    $      1.15    $       .84
                                                       ===========    ===========    ===========

                 See Notes to Consolidated Financial Statements.

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                         DECEMBER 31,
                                                                         ------------
(Dollars in thousands, except share data)                             2002         2001
                                                                   ---------    ---------

ASSETS

CURRENT ASSETS
Cash and cash equivalents ......................................   $  76,302    $  52,446
Accounts receivable, less allowances of $1,546 and $3,666 ......     100,252      106,291
Inventories ....................................................      82,674      101,214
Deferred income taxes ..........................................      18,154       19,849
Note receivable and current portion of long-term note receivable         870        5,803
Prepaid expenses ...............................................       7,184        7,604
                                                                   ---------    ---------
TOTAL CURRENT ASSETS ...........................................     285,436      293,207
                                                                   ---------    ---------
PROPERTY, PLANT AND EQUIPMENT (NET) ............................     240,007      231,449
NOTES RECEIVABLE ...............................................       9,708       11,951
EQUITY INVESTMENT IN AFFILIATES ................................     131,959      115,121
LONG-TERM SUPPLY CONTRACTS .....................................       6,538        7,695
TRADENAMES AND OTHER INTANGIBLES ...............................      90,036      140,873
GOODWILL .......................................................     202,388      127,320
OTHER ASSETS ...................................................      22,169       21,469
                                                                   ---------    ---------
TOTAL ASSETS ...................................................   $ 988,241    $ 949,085
                                                                   =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term borrowings ..........................................   $   4,490    $   3,220
Accounts payable and accrued expenses ..........................     162,907      176,176
Current portion of long-term debt ..............................      11,455        8,360
Income taxes payable ...........................................      12,315        8,260
                                                                   ---------    ---------
TOTAL CURRENT LIABILITIES ......................................     191,167      196,016
                                                                   ---------    ---------
LONG-TERM DEBT .................................................     352,488      406,564
DEFERRED INCOME TAXES ..........................................      57,103       27,032
DEFERRED AND OTHER LONG-TERM LIABILITIES .......................      24,014       19,164
NONPENSION POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS ..........      15,609       15,880
MINORITY INTEREST ..............................................         214        2,126
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Preferred Stock-$1.00 par value
     Authorized 2,500,000 shares, none issued ..................          --           --
Common Stock-$1.00 par value
     Authorized 100,000,000 shares, issued 46,660,988 shares ...      46,661       46,661
Additional paid-in capital .....................................      39,550       28,414
Retained earnings ..............................................     367,211      312,409
Accumulated other comprehensive (loss) .........................     (16,919)      (9,728)
                                                                   ---------    ---------
                                                                     436,503      377,756
Common stock in treasury, at cost:
     6,763,554 shares in 2002 and 7,518,105 shares in 2001 .....     (88,857)     (95,453)
                                                                   ---------    ---------
TOTAL STOCKHOLDERS' EQUITY .....................................     347,646      282,303
                                                                   =========    =========
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....................   $ 988,241    $ 949,085
                                                                   =========    =========

                 See Notes to Consolidated Financial Statements.

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                             -----------------------
 (Dollars in thousands)                                                                  2002         2001         2000
                                                                                      ---------    ---------    ---------

CASH FLOW FROM OPERATING ACTIVITIES
NET INCOME ........................................................................   $  66,690    $  46,984    $  33,559
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation, depletion and amortization .....................................      27,890       27,843       23,454
     Disposal and write-down of assets ............................................       6,193           --       15,266
     (Equity) loss in earnings of affiliates ......................................     (21,520)       6,195       (3,011)
     Deferred income taxes ........................................................      17,817        7,295       (4,067)
     Other ........................................................................       2,319           93         (151)
Change in assets and liabilities: (net of effects of acquisitions and divestitures)
     Decrease (increase) in accounts receivable ...................................       5,876      (25,518)        (923)
     Decrease (increase) in inventories ...........................................      16,771      (14,544)      17,110
     (Increase) in prepaid expenses ...............................................        (394)      (2,161)        (618)
     (Decrease) increase in accounts payable ......................................     (18,982)     (12,232)      20,377
     Increase in income taxes payable .............................................      10,199        5,669          291
     Increase in other liabilities ................................................       1,157        2,021        1,472
                                                                                      ---------    ---------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES .........................................     114,016       41,645      102,759
CASH FLOW FROM INVESTING ACTIVITIES
Decrease in short-term investments ................................................          --        2,990        1,009
Additions to property, plant and equipment ........................................     (38,739)     (34,086)     (21,825)
Purchase of USA Detergents common stock ...........................................          --     (100,707)     (10,384)
Acquisition of Biovance stock (net of cash acquired of $365) ......................      (7,756)          --           --
Distributions from affiliates .....................................................       4,670        6,350        4,132
Investment in affiliates, net of cash acquired ....................................      (2,731)    (108,250)        (360)
Purchase of other assets ..........................................................          --       (2,568)      (2,321)
Proceeds from notes receivable ....................................................       5,803        3,087        3,000
Proceeds from sale of fixed assets ................................................       1,460        2,530           --
Purchase of new product lines .....................................................          --     (129,105)          --
Investment in notes receivable ....................................................          --      (16,380)          --
Other .............................................................................      (1,077)      (1,019)        (442)
                                                                                      ---------    ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES .............................................     (38,370)    (377,158)     (27,191)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds (repayments) from short-term borrowing ...................................       2,457      (10,792)     (12,166)
(Repayments) of long-term borrowings ..............................................     (52,751)    (171,114)     (37,831)
Proceeds from stock options exercised .............................................      10,868        9,168        7,465
Purchase of treasury stock ........................................................          --           --      (20,484)
Payment of cash dividends .........................................................     (11,888)     (11,275)     (10,744)
Deferred financing costs ..........................................................        (476)      (9,601)          --
Proceeds from long-term borrowing .................................................          --      560,000           --
                                                                                      ---------    ---------    ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ...............................     (51,790)     366,386      (73,760)
NET CHANGE IN CASH AND CASH EQUIVALENTS ...........................................      23,856       30,873        1,808
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ....................................      52,446       21,573       19,765
                                                                                      ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR ..........................................   $  76,302    $  52,446    $  21,573
                                                                                      =========    =========    ---------
Cash paid during the year for:
     Interest (net of amounts capitalized) ........................................   $  23,362    $   9,948    $   4,838
     Income taxes .................................................................       4,421       15,292       22,404

Acquisitions in which liabilities were assumed are as follows:
Fair value of assets ..............................................................   $  14,889    $ 293,402    $      --
Cash paid for stock and product lines .............................................      (8,121)    (229,812)          --
                                                                                      ---------    ---------    ---------
Liabilities assumed ...............................................................   $   6,768    $  63,590    $      --
                                                                                      =========    =========    =========

                 See Notes to Consolidated Financial Statements.

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

                                                      Number of Share                  Amounts
                                           ---------------------------------    ------------------------

                                                                                           Additional
                                            Common     Treasury     Common      Treasury     Paid-In
                                             Stock      Stock        Stock       Stock       Capital
                                           ---------   --------    ---------   ---------    ---------

(In thousands)
JANUARY 1, 2000 ........................      46,661     (7,805)   $  46,661   $ (87,021)   $  18,356
Net Income .............................          --         --           --          --           --
Translation adjustments ................          --         --           --          --           --
Available for sale securities,
   net of taxes of $1,923 ..............          --         --           --          --           --

Comprehensive Income ...................

Cash dividends .........................          --         --           --          --           --
Stock option plan transactions including
   related income tax benefit of $2,245           --        702           --       5,629        4,081
Purchase of treasury stock .............          --     (1,185)          --     (20,484)          --
Other stock issuances ..................          --          5           --          40           77
Repayment of shareholder loan ..........          --         --           --          --           --
                                              ------     ------    ---------   ---------    ---------
DECEMBER 31, 2000 ......................      46,661     (8,283)      46,661    (101,836)      22,514
Net Income .............................          --         --           --          --           --
Translation adjustments ................          --         --           --          --           --
Available for sale securities,
   net of taxes of $1,923 ..............          --         --           --          --           --
Interest rate swap agreements,
   net of taxes of $823 ................          --         --           --          --           --

Comprehensive Income ...................

Cash dividends .........................          --         --           --          --           --
Stock option plan transactions including
   related income tax benefit of $2,913           --        757           --       6,311        5,769
Other stock issuances ..................          --          8           --          72          131
                                              ------     ------    ---------   ---------    ---------
DECEMBER 31, 2001 ......................      46,661     (7,518)      46,661     (95,453)      28,414
NET INCOME .............................          --         --           --          --           --
TRANSLATION ADJUSTMENTS ................          --         --           --          --           --
MINIMUM PENSION LIABILITY,
   NET OF TAXES OF $1,497 ..............          --         --           --          --           --
INTEREST RATE SWAP AGREEMENTS,
   NET OF TAXES OF $645 ................          --         --           --          --           --

COMPREHENSIVE INCOME

COMPENSATION EXPENSE
   RELATING TO STOCK OPTIONS ...........          --         --           --          --          804
CASH DIVIDENDS .........................          --         --           --          --           --
STOCK OPTION PLAN TRANSACTIONS INCLUDING
   RELATED INCOME TAX BENEFIT OF $5,923           --        750           --       6,556       10,235
OTHER STOCK ISSUANCES ..................          --          4           --          40           97
                                              ------     ------    ---------   ---------    ---------
DECEMBER 31, 2002 ......................      46,661     (6,764)   $  46,661   $ (88,857)   $  39,550
                                              ======     ======    =========   =========    =========

                                                                 Amounts
                                           ---------------------------------------------------
                                                       Accumulated
                                                          Other          Due
                                            Retained   Comprehensive     From       Comprehensive
                                            Earnings   Income (Loss)  Shareholder       Income
                                           ---------   ------------   -----------     ---------

(In thousands)
JANUARY 1, 2000 ........................   $ 253,885    $  (4,599)     $    (549)
Net Income .............................      33,559           --             --      $  33,559
Translation adjustments ................          --       (1,599)            --         (1,599)
Available for sale securities,
   net of taxes of $1,923 ..............          --       (3,191)            --         (3,191)
                                                                                       --------
Comprehensive Income ...................                                                 28,769
                                                                                       ========
Cash dividends .........................     (10,744)          --             --
Stock option plan transactions including
   related income tax benefit of $2,245           --           --             --
Purchase of treasury stock .............          --           --             --
Other stock issuances ..................          --           --             --
Repayment of shareholder loan ..........          --           --            549
                                           ---------    ---------      ---------
DECEMBER 31, 2000 ......................     276,700       (9,389)             0
Net Income .............................      46,984           --             --         46,984
Translation adjustments ................          --       (2,163)            --         (2,163)
Available for sale securities,
   net of taxes of $1,923 ..............          --        3,191             --          3,191
Interest rate swap agreements,
   net of taxes of $823 ................          --       (1,367)                       (1,367)
                                                                                       --------
Comprehensive Income ...................                                                 46,645
                                                                                       ========
Cash dividends .........................     (11,275)          --             --
Stock option plan transactions including
   related income tax benefit of $2,913           --           --             --
Other stock issuances ..................          --           --             --
                                           ---------    ---------      ---------
DECEMBER 31, 2001 ......................     312,409       (9,728)             0
NET INCOME .............................      66,690           --             --         66,690
TRANSLATION ADJUSTMENTS ................          --       (3,732)            --         (3,732)
MINIMUM PENSION LIABILITY,
   NET OF TAXES OF $1,497 ..............          --       (2,417)            --         (2,417)
INTEREST RATE SWAP AGREEMENTS,
   NET OF TAXES OF $645 ................          --       (1,042)                       (1,042)
                                                                                       --------
COMPREHENSIVE INCOME                                                                   $ 59,499
                                                                                       ========
COMPENSATION EXPENSE
   RELATING TO STOCK OPTIONS ...........          --           --             --
CASH DIVIDENDS .........................     (11,888)          --             --
STOCK OPTION PLAN TRANSACTIONS INCLUDING
   RELATED INCOME TAX BENEFIT OF $5,923           --           --             --
OTHER STOCK ISSUANCES ..................          --           --             --
                                           ---------    ---------      ---------
DECEMBER 31, 2002 ......................   $ 367,211    $ (16,919)     $       0
                                           =========    =========      =========

                 See Notes to Consolidated Financial Statements.

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

   Business

      The Company develops, manufactures and markets a broad range of consumer and specialty products. It sells its products, primarily under the ARM & HAMMER trademark, to consumers through supermarkets, drug stores and mass merchandisers; and to industrial customers and distributors. In 2002, Consumer Products represented approximately 83% and Specialty Products 17% of the Company's net sales. The Company does approximately 92% of its business in the United States.

   Basis of Presentation

      The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. The Company's 50% interest in its Armand Products Company joint venture, the ArmaKleen Company joint venture and Armkel LLC have been accounted for under the equity method of accounting. During 2002, the Company increased its ownership of QGN, its Brazilian subsidiary from 85% to approximately 99%. The Brazilian subsidiary has been consolidated since May 1999 and was previously accounted for under the equity method. All material intercompany transactions and profits have been eliminated in consolidation. The Consolidated Financial Statements are presented in accordance with accounting principles generally accepted in the United State of America.

   Use of Estimates

      The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Management makes estimates regarding inventory valuation, promotional and sales returns reserves, the carrying amount of goodwill and other intangible assets, the realization of deferred tax assets, tax reserves, liabilities related to pensions and other postretirement benefit obligations and other matters that affect the reported amounts and other disclosures in the financial statements. Estimates by their nature are based on judgement and available information. Therefore, actual results could differ materially from those estimates, and it is possible such changes could occur in the near term.

   Revenue Recognition

      Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is considered to have occurred upon shipment of the finished product. The Company accounts for shipping and handling costs as a component of cost of sales. Amounts invoiced to customers are included in determining net sales.

   Promotional and Sales Returns Reserves

      The reserves for consumer and trade promotion liabilities, and sales returns are established based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The Company uses historical trend experience and coupon redemption provider input in arriving at coupon reserve requirements, and forecasted appropriations, customer and sales organization inputs, and historical trend analysis in arriving at the reserves required for other promotional reserves and sales returns. While the Company believes that promotional reserves are adequate and that the judgement applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

   Impairment of Long-lived Assets

      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when estimated future cash flows (undiscounted and without interest charges) resulting from the use of the asset and its eventual disposition are less than the asset's carrying amount. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. When an impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows.

   Foreign Currency Translation

      Financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52. Gains and losses are recorded in Other Comprehensive Income. Gains and losses on foreign currency transactions were recorded in the Consolidated Statement of Income and were not material.

   Cash Equivalents

      Cash equivalents consist of highly liquid short-term investments, which mature within three months of purchase.

   Inventories

      Inventories are valued at the lower of cost or market. Approximately 57% and 50% of the inventory at December 31, 2002 and 2001, respectively, determined cost using the last-in, first-out (LIFO) method. The remaining inventory determined cost using the first-in, first-out (FIFO) method. When appropriate, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market (net realizable value), including any costs to sell or dispose. The Company identifies any slow moving, obsolete or excess inventory to determine whether a valuation allowance is indicated. The determination of whether inventory items are slow moving, obsolete or in excess of needs requires estimates and assumptions about the future demand for the Company's products, technological changes, and new product introductions. The estimates as to the future demand used in the valuation of inventory are dependent on the ongoing success of its products. In addition, the Company's allowance for obsolescence may be impacted by the rationalization of the number of stock keeping units. To minimize this risk, the Company evaluates its inventory levels and expected usage on a periodic basis and records adjustments as required. Reserves for inventory obsolescence were $5.3 million at December 31, 2002, and $6.7 million at December 31, 2001.

   Property, Plant and Equipment

      Property, plant and equipment and additions thereto are stated at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the respective assets.

   Software

      The Company accounts for software in accordance with Statement of Position
(SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires companies to capitalize certain costs of developing computer software. Amortization is provided by the straight-line method over the estimated useful lives of the software.

    Long-Term Supply Contracts

      Long-term supply contracts represent advance payments under multi-year contracts with suppliers of raw materials and finished goods inventory. Such advance payments are applied over the lives of the contracts using the straight-line method.

   Derivatives

      All derivatives are recognized as assets or liabilities at fair value in the accompanying Consolidated Balance Sheets.

      Derivatives designated as hedges are either (1) a hedge of the fair value of a recognized asset or liability ("fair value" hedge), or (2) a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge).

      - Changes in the fair value of derivatives that are designated and qualify as fair value hedges, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings.

      - Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in Other Comprehensive Loss until earnings are affected by the variability of cash flows of the hedged asset or liability. Any ineffectiveness related to these hedges are recorded directly in earnings. The amount of the ineffectiveness was not material.

      - Changes in the fair value of derivatives not designated or qualifying as an accounting hedge are recorded directly to earnings.

   Goodwill and Other Intangible Assets

      The Company accounts for Goodwill and Other Intangible Assets in accordance with SFAS No. 142. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives using the straight-line method. Indefinite lived assets acquired prior to June 30, 2001 were amortized through December 31, 2001. This would include the Brillo and related brand acquisition, the investment in QGN, the bathroom cleaner product lines and the USAD acquisition. Indefinite lived assets acquired as part of the anti-perspirant and pet care acquisition was not amortized based upon the provisions of SFAS No. 142.

   Selected Operating Expenses

      Research & development costs in the amount of $26,877,000 in 2002, $21,803,000 in 2001 and $19,363,000 in 2000, and marketing costs in the amount of $86,195,000 in 2002, $74,803,000 in 2001 and $74,080,000 in 2000, were charged to operations as incurred.

   Earnings Per Share

      Basic EPS is calculated based on income available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock issuable pursuant to the exercise of stock options outstanding. Antidilutive stock options, in the amounts of 606,730, 129,000 and 547,000 for 2002, 2001 and 2000, have been excluded.

      The following table reflects the components of common shares outstanding for each of the three years ended December 31, 2002 in accordance with SFAS No. 128:

                                                                2002           2001           2000
                                                                ----           ----           ----

Weighted average common shares outstanding - basic ...         39,630         38,879         38,321
Dilutive effect of stock options .....................          2,179          1,940          1,612
                                                               ------         ------         ------
Equivalent average common shares outstanding - diluted         41,809         40,819         39,933

   Stock Based Compensation

      The Company accounts for costs of stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," rather than the fair-value based method in Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." The Company recognized compensation expense (net of tax) of approximately $497,000 in 2002, and $0 in 2001 and 2000, respectively, in accordance with APB 25. Had compensation cost been determined based on the fair values of the stock options at the date of grant in accordance with SFAS 123, the Company would have recognized compensation expense, net of taxes, of $4,480,000, $2,670,000 and $2,577,000 for 2002, 2001 and 2000,
respectively. The Company's pro forma net income and pro forma net income per share for 2002, 2001 and 2000 would have been as follows:

       (In thousands, except for per share data)       2002            2001            2000
                                                    ----------      ----------      ----------
      NET INCOME
      As reported ...............................   $   66,690      $   46,984      $   33,559
      Pro forma .................................       62,707          44,314          30,982
      NET INCOME PER SHARE: BASIC
      As reported ...............................   $     1.68      $     1.21      $     0.88
      Pro forma .................................         1.58            1.14            0.81
      NET INCOME PER SHARE: DILUTED
      As reported ...............................   $     1.60      $     1.15      $     0.84
      Pro forma .................................         1.51            1.09            0.78

   Comprehensive Income

      Comprehensive income consists of net income, available for sale securities, foreign currency translation adjustments, changes in the fair value of certain derivative financial instruments designated and qualifying as cash flow hedges, and minimum pension liability adjustments, and is presented in the Consolidated Statements of Changes in Stockholders' Equity and in note 13.

   Income Taxes

      The Company recognizes deferred income taxes under the liability method; accordingly, deferred income taxes are provided to reflect the future consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Management provides valuation allowances against the deferred tax asset for amounts which are not considered "more likely than not" to be realized.

   Recent Accounting Pronouncements

      In November 2001, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") reached a consensus on Issue 01-9 (formerly EITF issues 00-14 and 00-25), "Accounting for Consideration Given to a Customer or Reseller of the Vendor's Products." This EITF addressed the recognition, measurement and income statement classification of consideration from a vendor to a customer in connection with the customer's purchase or promotion of the vendor's products. The EITF requires the cost of such items as coupons, slotting allowances, cooperative advertising arrangements, buydowns, and other allowances to be accounted for as a reduction of revenues, not as a marketing expense as the Company did previously. The full year 2001 and 2000 net sales have been reclassified to conform with this pronouncement. The impact was a reduction of net sales of approximately $130.3 million in 2002, $121.2 million in 2001, and $104.5 million in 2000. This consensus did not have an effect on net income. In accordance with the consensus reached, the Company adopted the required accounting beginning January 1, 2002.

      In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has assessed SFAS No. 143 and does not anticipate it to have a material impact on the Company's financial statements. The effective date for the Company is January 1, 2003.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business (as previously defined in that Opinion). This statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company has evaluated the impact of the SFAS No. 144 and has determined there is no material impact on the Company's consolidated financial statements.

      During the second quarter of 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company will adopt the provisions of this Statement upon its effective date and does not anticipate it to have a material effect on its financial statements.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize certain costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Statement 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the impact this pronouncement will have on its consolidated financial statements.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation"). This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure provisions are effective for financial statements of interim or annual periods ending after December 15, 2002.

      In December 2002, the FASB issued Statement No 148, "Accounting for Stock-Based Compensation - Transition and Disclosure (SFAS 148)". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for the year ended December 31, 2002 and for interim financial statements for the first quarter of 2003. The Company is currently evaluating whether or not to elect the fair value method of accounting for stock compensation.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities (an interpretation of ARB No.51)". This Interpretation addresses consolidation by business enterprises of certain variable interest entities, commonly referred to as special purpose entities
(SPEs). The Company has implemented the disclosure provisions of this Interpretation in these financial statements. The Company will be required to implement the other provisions of this Interpretation in 2003.

   Reclassification

      Certain prior year amounts have been reclassified in order to conform with the current year presentation.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001. Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                              2002                         2001
                                                                              ----                         ----

                                                                      CARRYING        FAIR        CARRYING        FAIR
     (In thousands)                                                    AMOUNT         VALUE         AMOUNT        VALUE
                                                                      --------      --------      --------      --------

      Financial Assets:
          Note receivable and current portion of note receivable      $    870      $    870      $  5,803      $  5,803
          Long-term notes receivable ...........................         9,708         9,375        11,951        11,789
      Financial Liabilities:
          Short-term borrowings ................................         4,490         4,490         3,220         3,220
          Current portion of long-term debt ....................        11,455        11,455         8,360         8,360
          Long-term debt .......................................       352,488       352,488       406,564       406,564
          Interest rate swap contracts .........................         3,899         3,899         2,192         2,192

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments reflected in the Consolidated Balance
Sheets:

   Notes Receivable

      The cost of notes receivable are initially recorded at their face value and are then discounted using an interest factor management believes appropriate for the credit risk involved at the date of acquisition. The market value of the notes receivable reflects what management believes is the appropriate interest factor at December 31, 2002, based on similar risks in the market.

   Short-term Borrowings

      The amounts of unsecured lines of credit equal fair value because of short maturities and variable interest rates.

   Long-term Debt and Current Portion of Long-term Debt

      The Company estimates that based upon the Company's financial position and the variable interest rate, the carrying value approximates fair value.

   Interest Rate Swap Contracts

      The fair values are estimated amounts the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates.

   Foreign Currency

      The Company is subject to exposure from fluctuations in foreign currency exchange rates, primarily U.S. Dollar/British Pound, U.S. Dollar/Japanese Yen, U.S. Dollar/Canadian Dollar and U.S. Dollar/Brazilian Real. The Company, from time to time, enters into forward exchange contracts to hedge anticipated but not yet committed sales denominated in the Canadian dollar, the British pound and the Japanese Yen. The terms of these contracts are for periods of under 12 months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar net cash inflows from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The Company did not have any forward exchange contracts outstanding at December 31, 2002 and December 31, 2001.

      The Company is also subject to translation exposure of the Company's foreign subsidiary's financial statements.

   Interest Rate Risk

      The Company's primary domestic borrowing facility is made up of a $ 510 million credit agreement of which $358.5 million remained outstanding as of December 31, 2002; and $100 million of a revolving credit agreement all of which was un-drawn at December 31, 2002. The weighted average interest rate on these borrowings at December 31, 2002, excluding deferred financing costs and commitment fees, was approximately 5.1% including hedges. The Company entered into interest rate swap agreements to reduce the impact of interest rate flucuations on this debt, as required by the credit agreement. The swap agreements are contracts to exchange floating rate for fixed interest rate payments periodically over the life of the agreements without the exchange of the underlying notional amounts. As of December 31, 2002, the Company entered into agreements for a notional amount of $235 million, swapping debt with a one-month LIBOR rate for a fixed rate that averages 5.8 %. As a result, the swap agreements eliminate the variability of interest expense for that portion of the Company's debt. The Company recognized expense of approximately $4.3 million in 2002 and $1.3 million in 2001 as a result of the swap agreements and will recognize $3.9 million of expense in 2003.

      The Company's domestic operations and its Brazilian subsidiary have short and long term debts that are floating rate obligations.

   Equity Derivatives

      The Company has entered into equity derivative contracts on its own stock in order to minimize the impact on earnings resulting from fluctuations in market price of shares in the Company's deferred compensation plan. These contracts in the amount of 165,000 shares hedge approximately 50% of the shares in the plan and are marked to market through earnings at December 31, 2002. The Company recognized income of approximately $.4 million in 2002, and expense of $.5 million in 2001.

3.    INVENTORIES

      Inventories are summarized as follows:

         (In thousands)                             2002            2001
                                                  --------        --------
      Raw materials and supplies .........        $ 30,987        $ 28,869
      Work in process ....................             142             651
      Finished goods .....................          51,545          71,694
                                                  --------        --------
                                                  $ 82,674        $101,214
                                                  ========        ========

      Inventories valued on the LIFO method totaled $47,452,000 and $49,944,000 at December 31, 2002 and 2001, respectively, and would have been approximately $3,073,000 and $2,759,000 higher, respectively, had they been valued using the first-in, first-out (FIFO) method.

4.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consist of the following:

                                                                                                 ESTIMATED LIVES
         (In thousands)                                                2002          2001           (YEARS)
                                                                     --------      --------      ---------------

      Land ....................................................      $  6,079      $  6,503             N/A
      Buildings and improvements ..............................       105,469        92,577           15-40
      Machinery and equipment .................................       267,568       253,749            5-20
      Office equipment and other assets .......................        30,556        25,037            3-10
      Software ................................................         5,945         5,652               5
      Mineral rights ..........................................           467           257      based on volume
      Construction in progress ................................         9,920        17,593             N/A
                                                                     --------      --------
                                                                      426,004       401,368
      Less accumulated depreciation, depletion and amortization       185,997       169,919
                                                                     --------      --------
      Net property, plant and equipment .......................      $240,007      $231,449
                                                                     ========      ========

      Depreciation, depletion and amortization of property, plant and equipment amounted to $22,178,000, $18,968,000 and $18,469,000 in 2002, 2001 and 2000,
respectively. Interest charges in the amount of $603,000, $432,000 and $284,000 were capitalized in connection with construction projects in 2002, 2001 and 2000, respectively.

      During the year, the Company wrote-down the value of one of its plants by approximately $2.1 million, as a result of a reduction of sales volume, which is included in Cost of Sales in the Company's Consolidated Statement of Income. The write-down was determined using discounted cash flows. Both the charge and the remaining carrying value is included in the Consumer segment.

      Also during the fourth quarter, the Company sold its Lambert Kay Hardware, Winsted, Connecticut manufacturing facility for a price that approximates book value. This facility was acquired as part of the Arrid and Lambert Kay purchase from Carter-Wallace. It was sold as part of the Company's decision in 2001 to discontinue the hardware portion of the product line.

5.    ACQUISITIONS

      a. In 1997, the Company acquired a 40% interest in QGN. The investment, costing approximately $10.4 million, was financed internally and included goodwill of approximately $3.3 million. The Company exercised its option to increase its interest to 75% during the second quarter of 1999. The additional 35% ownership cost approximately $9.1 million and included goodwill of approximately $4.8 million. During 2001, the Company increased its ownership position to approximately 85% at a cost of $2.6 million of which $1.7 million was allocated to Goodwill. During 2002, the Company increased its ownership to approximately 99% at a cost of $4.3 million, of which $2.7 million was allocated to Goodwill. Pro forma comparative results of operations are not presented because they are not materially different from the Company's reported results of operations.

      b. USAD Acquisition and Non-Core Business Divestiture

            On May 25, 2001, the Company and USA Detergents, Inc. ("USAD") closed on its previously announced merger agreement under which the Company acquired USAD, its partner in the previously announced ARMUS LLC joint venture, for $7 per share in an all-cash transaction. The acquisition is accounted for under the purchase method. Results of operations are included in the accompanying financial statements from May 25, 2001.

            The Company and USAD formed the ARMUS joint venture to combine their laundry products businesses in June 2000. Under its terms, the Company had management control of the venture and an option to buy USAD's interest in five years.

            The venture became operational on January 1, 2001, and was dissolved when the Company purchased USAD outright.

            As part of the ARMUS venture, the Company had already acquired 2.1 million shares or 15% of USAD's stock for $15 million or $7 a share. The acquisition agreement extended the same offer price to USAD's remaining stockholders. The Company estimates the total transaction cost, including the assumption of debt, and the initial stock purchase, was approximately $125 million after disposal of unwanted assets. The Company financed the acquisition with a short term bridge loan, which subsequently was refinanced as part of the Carter-Wallace acquisition.

            The Company divested USAD's non-laundry business, which accounted for less than 20% of USAD's sales in 2000, and other non-core assets to former USAD executives.

            The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

            (in thousands)

            Current assets .......................        $  14,839
            Property, plant and equipment ........           46,591
            Tradenames ...........................           29,930
            Goodwill .............................           82,746
            Other long-term assets ...............            2,257
                                                          ---------
            Total assets acquired ................          176,363
            Current liabilities ..................          (53,160)
            Long-term debt .......................           (5,425)
            Other long-term liabilities ..........           (6,901)
                                                          ---------
            Net assets acquired ..................        $ 110,877
                                                          =========

            The Goodwill and tradenames were amortized until December 31, 2001, using the straight-line method over 30 years.

            As noted, the Company divested USAD's non-laundry business and other non-core assets to former USAD executives concurrent with the merger agreement. The Company has approximately 16% ownership interest in the newly formed company and contributed $400,000. The new company, USA Metro, Inc. (USAM), purchased inventory and other assets for a total of $5,087,000, in the form of two notes receivable. The inventory note of $3,087,000 was secured by a lien on the inventory. The note was due on December 31, 2001 and bore interest at 8% for the first ninety days and 10% thereafter and was paid. The note for all the other assets of $2,000,000 has a maturity of five years and bear interest at 8% for the first two years, 9% for the third year, 10% for the fourth year and 11% for the fifth year and is carried at approximately $1,400,000 using an effective interest rate of 17%.

            The agreement specifies that interest only payments for the first two years may be deferred at the option of the debtor. Commencing with the start of the third year the principal and accrued interest shall be paid monthly based upon a five-year amortization. The unpaid principal and accrued interest as of the maturity date shall be payable in a lump sum on May 24,2006. In the event the unpaid principal and interest is not paid as of the maturity date, the interest rate shall increase by 300 basis points. In the case of default by USAM that is not remedied as provided in the note, the Company may convert the note to additional ownership in USAM.

            In addition to the aforementioned investment in USAM and the note receivable, the Company has a trade receivable balance with USAM of approximately $3.1 million at December 31, 2002.

            During 2002, the Company sold $23.2 million of laundry and cleaning products to USAM. Furthermore, the Company billed USAM $.5 million and USAM billed the Company $.2 million for leased space.

      c. Carter-Wallace Acquisition

            On September 28, 2001, the Company acquired the consumer products business of Carter-Wallace, Inc. in a partnership with the private equity group, Kelso & Company, for a total negotiated price of approximately $746 million, including the assumption of certain debt plus transaction costs. Under the terms of its agreements with Carter-Wallace and Kelso, the Company acquired Carter-Wallace's U.S. anti-perspirant and pet care businesses outright for a negotiated price of approximately $129 million; and Armkel, LLC, a 50/50 joint venture between the Company and Kelso, acquired the rest of Carter-Wallace's domestic and international consumer products business for a negotiated price of approximately $617 million. The Company accounts for its interest in Armkel on the equity method. (See note 6)

            The Company made the acquisition to increase its personal care product lines and to improve the cost structure of these and existing products.

            The following table summarizes the fair values of the assets acquired and liabilities assumed (related to the anti-perspirant and pet care businesses acquired directly by the Company) at the date of acquisition:

            (in thousands)

            Current assets .......................        $  41,587
            Property, plant and equipment ........            3,020
            Tradenames ...........................           29,702
            Goodwill .............................           65,058
                                                          ---------
            Total assets acquired ................          139,367
            Current liabilities ..................           (9,349)
                                                          ---------
            Net assets acquired ..................        $ 130,018
                                                          =========

            The results of operations are included in the accompanying financial statements from September 28, 2001.

            The purchase price allocation is based upon an independent appraisal. Goodwill and tradenames are not being amortized, based on the provisions of SFAS 142 "Goodwill and Other Intangible Assets." All the Goodwill is deductible for tax purposes and is included in the consumer products segment.

      d. Pro forma results - unaudited

            The following pro forma 2001 and 2000 income statements reflect the impact as though the Company purchased USAD, its share of Armkel and the anti-perspirant and pet care businesses as of the beginning of the period indicated. Pro forma adjustments include the elimination of intercompany sales, inventory set-up adjustments, additional interest expense, depreciation and amortization charges and the related income tax impact.

         (Dollars in thousands, except per share data)                2001                        2000
                                                            -----------------------      ----------------------
                                                            HISTORICAL    PRO FORMA      HISTORICAL   PRO FORMA
                                                                CHD        RESULTS           CHD       RESULTS
                                                            ---------     ---------      ---------    ---------
      Net Sales ............................................   $959.7      $1,054.7         $691.2     $1,023.6
      Income from Operations................................     93.5          82.8           52.2         51.1
      Equity Income ........................................     (6.2)         12.2            3.0          9.8
      Net Income ...........................................     47.0          43.5           33.6         21.2
      EPS - Basic ..........................................    $1.21         $1.12          $0.88        $0.55
      EPS - Diluted ........................................    $1.15         $1.07          $0.84        $0.53

      e. Early in 2002, the Company acquired Biovance Technologies, Inc., a small Oskaloosa, Iowa-based producer of specialty feed ingredients, which complement our existing range of animal nutrition products. The purchase price paid in 2002 was approximately $7.8 million (net of cash acquired) and included the assumption of debt. An additional payment of $3.4 million was made in February 2003 based upon 2002 operating performance and was charged to goodwill in the accompanying balance sheet. An additional payment will be required based on 2003 operating performance which cannot exceed $8.6 million. Pro forma comparative results of operations are not presented because they are not materially different from the Company's reported results of operations. Results of operations are included in the accompanying financial statements from January 1, 2002, the date of the acquisition.

6.    ARMKEL EQUITY INVESTMENT

      The following table summarizes financial information for Armkel LLC. Late in 2002, Armkel entered into an agreement to sell its Italian subsidiary to a group, comprising local management and private equity investors, for a price of approximately $22 million. Armkel accounted for the subsidiary as a discontinued operation. The 2001 results and balance sheet have reclassifications to reflect this. Armkel closed on the sale at the end of February. The Company accounts for its 50% interest under the equity method.

      (in thousands)                                            12 MONTHS        3 MONTHS
                                                                  ENDED            ENDED
      Income statement data:                                  DEC. 31, 2002   DEC. 31, 2001
                                                              -------------   -------------
           Net sales .....................................      $383,782        $  77,561
           Gross profit ..................................       210,833           27,115
           Net income (loss) .............................        31,214          (15,648)
           Equity in affiliate (loss) ....................        18,107          (10,009)

                                                                        DECEMBER 31,
                                                                        ------------
       Balance sheet data:                                        2002              2001
                                                                  ----              ----
           Current assets ................................      $246,307          271,583
           Noncurrent assets .............................       562,207          540,152
           Short-term debt ...............................        28,556            3,602
           Current liabilities (excluding short-term debt)       110,224          140,568
           Long-term debt ................................       411,634          439,750
           Other long-term liabilities ...................        28,420           24,229
           Partners' equity ..............................       229,680          203,586

      The venture's Board has equal representation from the Company and Kelso.

      The Armkel venture was financed with $229 million in equity contributions from the Company and Kelso and an additional $445 million in debt. Armkel entered into a syndicated bank credit facility and also issued senior subordinated notes to finance its investment in the acquisition of Carter-Wallace. The long-term $305 credit facility consists of $220 million in 6 and 7-year term loans, all of which were drawn at closing and an $85 million revolving credit facility, which remained fully undrawn at December 31, 2002. Armkel issued $225 million of 9.5% senior debt notes due in eight years with interest paid semi-annually, therefore, Armkel had $443 million of total debt utilized as of December 31, 2002 after $2 million of repayments in 2002. The weighted average interest rate on the credit facility borrowings at December 31, 2002, excluding deferred financing costs and commitment fees, was approximately 5.0% including hedges. Any debt on Armkel's balance sheet is without recourse to the Company.

      Under the partnership agreement with Kelso, the Company is allocated 50% of all book and tax profits. If there are losses, the Company is allocated 50% of all book and tax losses up to $10 million and 100% of such losses above that level for the period starting September 29, 2001, the date of the acquisition. As a result, the Company recorded a loss of approximately $10.0 million on its investment in Armkel in 2001. In 2002, the Company was allocated the first $5 million of Armkel's net income to offset the additional loss it was allocated in 2001. Net income after the first $5 million was allocated 50% to the Company.

      Substantial synergies have been achieved by combining certain of its operations with those of Armkel, particularly in the areas of sales, manufacturing and distribution, and most service functions. Armkel retained its core marketing, research & development, and financial planning capabilities, and continues to manufacture condoms, but purchases virtually all the support services it requires for its U.S. domestic business from the Company under a management services agreement, which has a term of five years with possible renewal. As a first step, the Company merged the two sales organizations during the fourth quarter of 2001. In early 2002, the Company transferred production of antiperspirants and depilatories from the former Carter-Wallace plant at Cranbury, NJ, to the Company's plant at Lakewood, NJ, which is a more efficient producer of antiperspirants and other personal care products. During early 2002, the Company completed the integration of the planning and purchasing, accounting and management information systems, and other service functions.

      During 2002, the Company invoiced Armkel $22.5 million for primarily administrative and management oversight services (which is included as a reduction of selling, general and administrative expenses), and purchased $7.1 million of deodorant antiperspirant inventory produced by Armkel at its cost. The Company sold Armkel $1.4 million of ARM & HAMMER products to be sold in international markets. Armkel invoiced the Company $1.7 million of transition administrative services. The Company has an open receivable from Armkel at December 31, 2002 of approximately $4.8 million that primarily related to administrative services, partially offset by amounts owed for inventory.

      Under the terms of its joint venture agreement with Kelso, the Company has a call option to acquire Kelso's interest in Armkel in three to five years after the closing, at fair market value as defined in the joint venture agreement subject to a floor and cap. If the Company does not exercise its call option, then Kelso may request the Company to purchase its interest. If the Company elects not to purchase Kelso's interest, then Kelso's and the Company's equity in the joint venture may be offered to a third party. If a third party sale should occur, depending on the proceeds received, the Company may be required to make a payment to Kelso up to an amount of approximately $112 million. Kelso also may elect to have the Company purchase its interest for $112 million. This amount is not payable until the eighth year from the formation of the venture. Finally, Kelso may require the

Company to purchase its interest upon a change in control of the Company as defined in the joint venture agreement.

      Simultaneous with this transaction, Carter-Wallace and its pharmaceutical business merged into a newly formed company set up by pharmaceutical industry executives and backed by two well-known private equity firms. While the Company and Armkel are not affiliated with the pharmaceutical venture, Armkel had agreed to provide certain transitional services to help this venture with the start-up of its operations at Carter-Wallace's main Cranbury, New Jersey, facility. This was completed by the end of 2002.

7.    GOODWILL AND OTHER INTANGIBLES

      In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets." Under its changes, SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. The Company adopted this statement upon its effective date.

      The following tables discloses the carrying value of all intangible assets:

        (In thousands)                                       DECEMBER 31, 2002                     December 31, 2001
                                                             -----------------                     -----------------
                                                 GROSS                                        Gross                           Amort.
                                                CARRYING   IMPAIRMENT    ACCUM.              Carrying    Accum.              Period
                                                 AMOUNT      CHARGE      AMORT.      NET      Amount     Amort.      Net     (years)
                                                 -------     -------    -------    -------   --------   -------    -------   -------
Amortized intangible assets:
        Tradenames ...........................   $39,160     $(2,190)   $(5,182)   $31,788   $ 31,400   $(3,271)   $28,129   10-20
        Formulas .............................     6,281          --       (866)     5,415      4,241      (302)     3,939   10-20
        Non Compete
           Agreement .........................     1,143          --       (117)     1,026         --        --         --      10
                                                 -------     -------    -------    -------   --------   -------    -------
        Total ................................   $46,584     $(2,190)   $(6,165)   $38,229   $ 35,641   $(3,573)   $32,068
                                                 =======     =======    =======    =======   ========   =======    =======
Unamortized intangible assets - Carrying value
        Tradenames ...........................   $51,807                                     $108,805
                                                 -------                                     --------
        Total ................................   $51,807                                     $108,805
                                                 =======                                     ========

      Intangible amortization expense amounted to $2.6 million in 2002 and 2001. The estimated intangible amortization for each of the next five years is approximately $2.9 million.

      The changes in the carrying amount of goodwill for the year ended December 31, 2002 is as follows:

      (In thousands)                               CONSUMER    SPECIALTY       TOTAL
                                                   --------     --------     ---------
Balance December 31, 2001 .................        $116,372     $ 10,948     $ 127,320
Purchase accounting adjustments ...........          66,124        1,916        68,040
Goodwill acquired during 2002 .............              --        7,879         7,879
Pre-acquisition NOL's recognized ..........              --         (643)         (643)
Foreign exchange/other ....................               2         (210)         (208)
                                                   --------     --------     ---------
Balance December 31, 2002 .................        $182,498     $ 19,890     $ 202,388
                                                   ========     ========     =========

      In accordance with SFAS No. 142, the Company completed the impairment test of the valuation of goodwill and intangibles as of January 1, 2002 and its annual review as of April 1, 2002 and based upon the results, there was no impairment. During the year, the Company recorded a $2.2 million impairment charge included in selling, general and administrative expenses related to one of its unamortized tradenames due to changes in market conditions since April 1, 2002. This is included in the Company's Consumer segment. Fair value was determined using discounted cash flows. This tradename, with a carrying value of approximately $4.8 million, will be subsequently amortized as it has been determined to have a finite life.

      During the year, the Company completed the purchase price allocation of the USAD acquisition and the purchase price allocation of the Carter-Wallace acquired brands, which adjusted the valuation of indefinite lived tradenames and goodwill. The Company in 2001 amortized tradenames and goodwill under rules in effect prior to the issuance of SFAS No. 142 using the same useful life, therefore, there was no impact to the 2001 amortization expense recorded by the Company.

      Net income results and per share amounts for the years ended December 31, 2002, 2001 and 2000, respectively, reflecting goodwill and intangible assets that are no longer being amortized is as follows:

     (Dollars in thousands, except per share data)                            YEAR ENDED DECEMBER 31,
                                                                     --------------------------------------
                                                                         2002         2001          2000
                                                                     ----------    ----------    ----------
Reported net income ..............................................   $   66,690    $   46,984    $   33,559
Goodwill amortization (net of tax) ...............................           --         2,213         1,255
Discontinued tradename amortization (net of tax) .................           --           315            --
                                                                     ----------    ----------    ----------
Adjusted net income ..............................................   $   66,690    $   49,512    $   34,814
                                                                     ==========    ==========    ==========
Basic earnings per share
    As reported ..................................................   $     1.68    $     1.21    $     0.88
    Goodwill amortization ........................................           --          0.06          0.03
    Tradename amortization .......................................           --          0.01            --
                                                                     ----------    ----------    ----------
    Adjusted net income ..........................................   $     1.68    $     1.28    $     0.91
                                                                     ==========    ==========    ==========
Diluted earnings per share
    As reported ..................................................   $     1.60    $     1.15    $     0.84
    Goodwill amortization ........................................           --          0.05          0.03
    Tradename amortization .......................................           --          0.01            --
                                                                     ----------    ----------    ----------
    Adjusted net income ..........................................   $     1.60    $     1.21    $     0.87
                                                                     ==========    ==========    ==========

8.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

      Accounts payable and accrued expenses consist of the following:

     (In thousands)                                       2002            2001
                                                        --------        --------

     Trade accounts payable ....................        $ 88,068        $ 97,238
     Accrued marketing and promotion costs .....          39,943          50,148
     Accrued wages and related costs ...........          13,451          12,645
     Accrued pension and profit-sharing ........          13,217           7,450
     Other accrued current liabilities .........           8,228           8,695
                                                        --------        --------
                                                        $162,907        $176,176
                                                        ========        ========

9.    SHORT-TERM BORROWINGS AND LONG-TERM DEBT

      The Company entered into a syndicated bank loan to finance its investment in Armkel, the acquisition of USA Detergents and the Anti-perspirant and Pet Care business from Carter Wallace. The Company extinguished all the short-term unsecured lines of credit as a result of last year's acquisitions. This long-term $510 million credit facility consists of $410 million in 5 and 6-year term loans and a $100 million revolving credit facility, which remained fully undrawn. The weighted average interest rate on these borrowings at December 31, 2002 and 2001 exclusive of deferred financing costs and commitment fees were approximately 5.1% and 5.5%, respectively, including the effect of hedges.

      In addition, the Company's Brazilian subsidiary has lines of credit which allow it to borrow in its local currency. This amounts to $7 million, of which approximately $4 million and $3 million was utilized as of December 31, 2002 and 2001, respectively. The weighted average interest rate on these borrowings at December 31, 2002 and 2001 was approximately 10.0% and 9.0%, respectively.

Short-term borrowings and debt consist of the following:

(In thousands)                                                                      2002         2001
                                                                                 ----------   ----------

        Syndicated Financing Loan due September 30, 2006 ....................    $   75,280   $  125,000
             Amount due 2003     $   7,924
             Amount due 2004     $  15,848
             Amount due 2005     $  23,773
             Amount due 2006     $  27,735
        Syndicated Financing Loan due September 30, 2007 ....................       283,190      285,000

             Amount due 2003     $   2,846
             Amount due 2004     $   2,846
             Amount due 2005     $   2,846
             Amount due 2006     $  30,596
             Thereafter          $ 244,056
             Various Debt from Brazilian Banks
             $4,490 due in 2003, $446 in 2004, $404 in 2005, $404 in 2006 and
                    $144 due in 2007 ........................................         5,888        3,384
        Industrial Revenue Refunding Bond
        Due in installments of $685 from 2003-2007 and $650 in 2008 .........         4,075        4,760
                                                                                 ----------   ----------
             Total debt .....................................................       368,433      418,144
             Less: current maturities .......................................        15,945       11,580
                                                                                 ----------   ----------
             Net long-term debt .............................................    $  352,488   $  406,564
                                                                                 ==========   ==========

The principal payments required to be made are as follows:

     (In thousands)

      2003 ...........................................        15,945
      2004 ...........................................        19,825
      2005 ...........................................        27,708
      2006 ...........................................        59,420
      2007 and subsequent ............................       245,535
                                                            --------
                                                            $368,433
                                                            ========

      The Company entered into interest rate swap agreements, which are considered derivatives, to reduce the impact of changes in interest rates on its floating rate debt as required by the credit agreement. The swap agreements are contracts to exchange floating interest payments for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. As of December 31, 2002, the Company had swap agreements in the amount of $235 million, swapping debt with either a one or a three-month LIBOR rate for a fixed interest rate. These swaps, of which, $115 million expire at various points of time in 2003 and the remaining $120 million expire also at various points of time in 2004. These swaps were recorded as a liability in the amount of $3.9 million at December 31, 2002 and a $2.2 million liability in 2001. These instruments are designated as cash flow hedges as of December 31, 2002 and any changes in value are recorded in other comprehensive loss that are expected to be reclassified to earnings over the next 12 months. As of December 31, 2001, the Company had swap agreements in the amount of $200 million swapping debt with either a one or a three-month libor rate for a fixed interest rate. These instruments were designated as cash flow hedges as of December 31, 2001 and any changes in value were recorded in other comprehensive income.

      The Industrial Revenue Refunding Bond carries a variable rate of interest determined weekly, based upon current market conditions for short-term tax-exempt financing. The average rate of interest charged in 2002 and in 2001 was 1.3% and 3.9%, respectively.

      QGN's long-term debt is at various interest rates that are determined by several inflationary indexes in Brazil.

      The term loans pay interest at 200 and 250 basis points over LIBOR, depending on the ratio of total debt to EBITDA. Financial covenants include total debt to EBITDA and interest coverage, which if not met, could result in an event of default and trigger the early termination of the credit facility, if not remedied within a certain period of time. All assets of the Company are pledged as collateral. For a further explanation of EBITDA, see Liquidity and Capital Resources included in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations.

10.   INCOME TAXES

      The components of income before taxes are as follows:

           (in thousands)              2002          2001          2000
                                    ---------     ---------     ---------

          Domestic .............    $  96,752     $  68,255     $  47,675
          Foreign ..............        4,340         5,600         4,199
                                    ---------     ---------     ---------
          Total ................    $ 101,092     $  73,855     $  51,874
                                    =========     =========     =========

The following table summarizes the provision for U.S. federal, state and foreign income taxes:

           (in thousands)              2002          2001          2000
                                    ---------     ---------     ---------

      Current:
               U.S. federal ....    $  10,487     $  16,222     $  18,734
               State ...........        3,450         2,037         2,918
               Foreign .........        2,648         1,317           730
                                    ---------     ---------     ---------
                                    $  16,585     $  19,576     $  22,382
                                    =========     =========     =========
          Deferred:
               U.S. federal ....    $  17,825     $   6,033     $  (3,801)
               State ...........        1,116           663        (1,047)
               Foreign .........       (1,124)          599           781
                                    ---------     ---------     ---------
                                    $  17,817     $   7,295     $  (4,067)
                                    ---------     ---------     ---------
          Total provision ......    $  34,402     $  26,871     $  18,315
                                    =========     =========     =========

Deferred tax (assets)/liabilities consist of the following at December 31:

         (In thousands)                                                   2002        2001
                                                                        --------    --------

      Current deferred tax assets:
           Promotions, principally coupons ..........................   $ (5,016)   $ (6,121)
           Reserves and other liabilities ...........................     (3,151)     (5,015)
           Accounts receivable ......................................     (5,746)     (5,708)
           Net operating loss .......................................     (1,700)     (1,700)
           Capitalization of inventory costs ........................     (1,436)       (802)
           Other ....................................................     (1,105)       (503)
                                                                        --------    --------
           Total current deferred tax assets ........................    (18,154)    (19,849)
                                                                        --------    --------
           Nonpension postretirement and postemployment benefits ....     (6,041)     (6,120)
           Capitalization of items expensed for book purposes .......     (7,344)     (5,697)
      Reserves and other liabilities ................................     (2,829)     (3,175)
           Investment valuation difference ..........................       (921)       (824)
           Loss carryfoward of foreign subsidiary (1) ...............     (2,750)     (4,401)
           Foreign exchange translation adjustment ..................     (4,625)     (3,143)
           Valuation allowance ......................................      4,625       7,544
           Depreciation and amortization ............................     56,043      44,895
           Net operating loss carryforward ..........................     (5,006)     (5,563)
           Difference between book and tax loses of equity investment     28,461       3,014
      Tax credits ...................................................     (1,868)         --
           Other ....................................................       (642)        502
                                                                        --------    --------
           Net noncurrent deferred tax liabilities ..................     57,103      27,032
                                                                        --------    --------
      Net deferred tax liability ....................................   $ 38,949    $  7,183
                                                                        ========    ========

----------

(1) The loss carryfoward existed at the date of acquisition. Any recognition of this benefit will be an adjustment to Goodwill.

      The difference between tax expense and the "expected" tax, which would result from the use of the federal statutory rate is as follows:

      (In thousands)                                                    2002         2001         2000
                                                                      --------     --------     --------
      Statutory rate ..............................................         35%          35%          35%
      Tax which would result from use of the federal statutory rate   $ 35,382     $ 25,849     $ 18,156
      Depletion ...................................................       (420)        (416)        (398)
      Research & development credit ...............................       (600)        (300)        (350)
      State and local income tax, net of federal effect ...........      2,968        1,765        1,216
      Varying tax rates of foreign affiliates .....................        (45)        (169)         (87)
      Benefit from foreign sales corporation ......................       (825)          --           --
            Effect of foreign operations of equity investment .....      (1551)         126           --
      Other .......................................................       (507)          16         (222)
                                                                      --------     --------     --------
                                                                          (980)       1,022          159
                                                                      --------     --------     --------
      Recorded tax expense ........................................   $ 34,402     $ 26,871     $ 18,315
                                                                      --------     --------     --------
      Effective tax rate ..........................................       34.0%        36.4%        35.3%
                                                                      ========     ========     ========

      The net operating loss carryforwards for federal, foreign and state amounted to $19.2, $10.2 and $26.3 million, respectively. These NOL's expire on various dates through December 31, 2020.

11.   BENEFIT PLANS

      The Company has defined benefit pension plans covering certain hourly employees. Pension benefits to retired employees are based upon their length of service and a percentage of qualifying compensation during the final years of employment. The Company's funding policy, is consistent with federal funding requirements.

      The Company maintains unfunded plans, which provide medical benefits for eligible domestic retirees and their dependents. The Company accounts for these benefits in accordance with Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions." This standard requires the cost of such benefits to be recognized during the employee's active working career.

      The following table provides information on the status of the plans at December 31:

                                                                                      NONPENSION
                                                                                    POSTRETIREMENT
                                                           PENSION PLANS             BENEFIT PLANS
(In thousands)                                          2002         2001         2002            2001
                                                      --------     --------     --------     --------
Change in Benefit Obligation:
     Benefit obligation at beginning of year ......   $ 19,514     $ 18,317     $ 11,100     $ 10,217
     Service cost .................................        140          426          446          436
     Interest cost ................................      1,338        1,268          876          734
     Plan participants contributions ..............         11           --           --           --
     Amount acquired ..............................         --        1,987           --           54
     Actuarial (gain) loss ........................      2,284          (79)       1,803          (22)
     Benefits paid ................................     (1,644)      (2,405)        (514)        (319)
                                                      --------     --------     --------     --------
Benefit obligation at end of year .................   $ 21,643     $ 19,514     $ 13,711     $ 11,100
                                                      ========     ========     ========     ========
Change in Plan Assets:
     Fair value of plan assets at beginning of year   $ 16,678     $ 18,930     $     --     $     --
     Actual return on plan assets (net of expenses)       (159)      (1,571)          --           --
     Employer contributions .......................         66           65          514          319
     Plan participants contributions ..............         11           --           --           --
     Amount acquired ..............................         --        1,659           --           --
     Benefits paid ................................     (1,644)      (2,405)        (514)        (319)
                                                      --------     --------     --------     --------
Fair value of plan assets at end of year ..........   $ 14,952     $ 16,678     $     --     $     --
                                                      ========     ========     ========     ========
Reconciliation of the Funded Status:
     Funded status ................................   $ (6,691)    $ (2,836)    $(13,711)    $(11,100)
     Unrecognized prior service cost (benefit) ....         26           29         (540)        (619)
     Unrecognized actuarial (gain) loss ...........      4,571          726       (1,195)      (3,073)
     Loss due to currency fluctuations ............         71           76           --           --
                                                      --------     --------     --------     --------
Net amount recognized at end of year ..............   $ (2,023)    $ (2,005)    $(15,446)    $(14,792)
                                                      ========     ========     ========     ========

     Amounts recognized in the statement of financial position consist of:

                                                        2002         2001         2002         2001
                                                      --------     --------     --------     --------

     Prepaid benefit cost .........................   $     --     $  1,120     $     --     $     --
     Accrued benefit liability ....................     (5,986)      (3,125)     (15,446)     (14,792)
     Accumulated other comprehensive income .......      3,963           --           --           --
                                                      --------     --------     --------     --------
Net amount recognized at end of year ..............   $ (2,023)    $ (2,005)    $(15,446)    $(14,792)
                                                      ========     ========     ========     ========

Weighted-average assumptions as of December 31:
Discount rate .....................................       6.75%        7.25%        6.75%        7.25%
Rate of compensation increase .....................       5.00%        5.00%          --           --
Expected return on plan assets ....................       8.75%        9.25%          --           --

      Net Pension and Net Postretirement Benefit Costs consisted of the following components:

                                                        PENSION COSTS                  POSTRETIREMENT COSTS
                                                        -------------                  --------------------
(In thousands)                                   2002       2001       2000          2002       2001      2000
                                               -------    -------    -------       -------    -------    -------
Components of Net Periodic Benefit Cost:
     Service cost ..........................   $   140    $   426    $   433       $   446    $   436    $   397
     Interest cost .........................     1,338      1,268      1,090           876        734        682
     Expected return on plan assets ........    (1,442)    (1,713)    (1,843)           --         --         --
     Amortization of transition obligation .        --         --          3            --         --         --
     Amortization of prior service cost ....         3         29         30           (79)      (105)      (105)
     Recognized actuarial (gain) or loss ...        46       (130)      (334)          (40)      (158)      (212)
     FAS 88 expense ........................        --         --         --            --       (226)        --
                                               -------    -------    -------       -------    -------    -------
      Net periodic benefit cost (income) ...   $    85    $  (120)   $  (621)(1)   $ 1,203    $   681    $   762
                                               =======    =======    =======       =======    =======    =======

----------

(1) In 2000, the Company offered to Syracuse plant employees a cash balance benefit in connection with the Syracuse plant shutdown. Accordingly, the related expense of $2,172 thousand is included in plant shutdown and other items in the accompanying statement of income. See note 14.

      On December 31, 2002 the accumulated benefit obligation related to the pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an un-funded accumulated benefit obligation). This difference is attributed to (1) an increase in the accumulated benefit obligation that resulted from the decrease in the interest rate used to discount the projected benefit obligation to its present settlement amount from 7.25% to 6.75% and (2) a decline in the market value of the plan assets at December 31, 2002. As a result, in accordance with SFAS No. 87, the Company recognized an additional minimum pension liability of $3.9 million included in benefit obligations, and recorded a charge, net of tax, to accummulated other comprehensive loss of $2.4 million which decreased stockholders' equity. The charge to stockholders' equity for the excess of additional pension liability represents a net loss not yet recognized as pension expense.

      The pension plan assets primarily consist of equity mutual funds, fixed income funds and a guaranteed investment contract fund. The accumulated postretirement benefit obligation has been determined by application of the provisions of the Company's medical plans including established maximums and sharing of costs, relevant actuarial assumptions and health-care cost trend rates projected at 10% for 2002 and decreasing to an ultimate rate of 5% in 2012. The Company has a maximum annual benefit based on years of service for those over 65 years of age.

         (In thousands)                                                 2002     2001
                                                                       -----    -----
      Effect of 1% increase in health-care cost trend rates on:
           Postretirement benefit obligation .......................   $ 892    $ 739
           Total of service cost and interest cost component .......      99       93
           Effect of 1% decrease in health-care cost trend rates on:
           Postretirement benefit obligation .......................    (796)    (657)
           Total of service cost and interest cost component .......     (88)     (82)

   Deferred Compensation Plan

      The Company maintains a deferred compensation plan in which certain management and highly compensated employees are eligible to defer a maximum of 100% of their regular compensation and bonuses and non-employee Board members are eligible to defer up to 100% of their directors compensation. The compensation deferred under this plan is credited with earnings or losses based upon changes in values of investments elected by the plan participant. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account. The deferrals are invested by the Company through a trust. The trust invests these deferrals based upon the elections made by the participants, with the exception of Church & Dwight stock. These amounts are invested in either equity mutual funds or money market accounts. The Company uses hedging instruments to minimize the cost related to the volatility of Church & Dwight stock. At December 31, 2002 and 2001, the liability under these plans amounted to $16.7 million and $13.5 million, respectively and the funded balances amounted to $11.4 million and $9.7 million, respectively. The amounts charged (credited) to earnings, including the effect of the hedges, totaled $2.1million, $2.5 million, and $(1.0) million in 2002, 2001 and 2000, respectively.

      The Company also maintains a defined contribution profit-sharing plan for salaried and certain hourly employees. Amounts charged to earnings were $7,058,000, $3,099,000 and $3,628,000 in 2002, 2001 and 2000, respectively.

      The Company also has an employee savings plan. The Company matches 50% of each employee's contribution up to a maximum of 6% of the employee's earnings. The Company's matching contributions to the savings plan were $2,330,000, $1,675,000 and $1,342,000 in 2002, 2001 and 2000, respectively.

12.   STOCK OPTION PLANS

      The Company has options outstanding under three plans. Under the 1983 Stock Option Plan and the 1994 Incentive Stock Option Plan, the Company may grant options to key management employees. The Stock Option Plan for Directors authorizes the granting of options to non-employee directors. Options outstanding under the plans are issued at market value, vest and are exercisable on the third anniversary of the date of grant, and must be exercised within ten years of the date of grant. A total of 7,000,000 shares of the Company's common stock is authorized for issuance for the exercise of stock options.

      Stock option transactions for the three years ended December 31, 2002 were as follows:

                                                      NUMBER       WEIGHTED AVG.
                                                     OF SHARES    EXERCISE PRICE
                                                     ---------    --------------

      Outstanding at January 1, 2000 ..........      4,882,794      $12.78
          Grants ..............................        783,850       17.23
          Exercised ...........................        701,847       10.64
          Cancelled ...........................         24,900       16.95
                                                     ---------      ------
      Outstanding at December 31, 2000 ........      4,939,897       13.69
          Grants ..............................        835,576       24.15
          Exercised ...........................        756,591       12.11
          Cancelled ...........................        112,825       21.98
                                                     ---------      ------
      OUTSTANDING AT DECEMBER 31, 2001 ........      4,906,057       15.55
          GRANTS ..............................        672,330       33.20
          EXERCISED ...........................        749,950       14.48
          CANCELLED ...........................         26,576       23.76
                                                     ---------      ------
      OUTSTANDING AT DECEMBER 31, 2002 ........      4,801,861      $18.14

      At December 31, 2002, 2001 and 2000, 2,784,930 options, 3,001,131 options and 2,985,147 options were exercisable, respectively.

      The table below summarizes information relating to options outstanding and exercisable at December 31, 2002.

                                       OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                         --------------------------------------------      -------------------------
                                            WEIGHTED         WEIGHTED                       WEIGHTED
                                            AVERAGE           AVERAGE      EXERCISABLE       AVERAGE
        EXERCISE           OPTIONS         REMAINING         EXERCISE         AS OF         EXERCISE
         PRICES          OUTSTANDING    CONTRACTUAL LIFE       PRICE        12/31/2002       PRICE
      -------------      -----------    ----------------     --------      -----------        ------
      $7.51-$10.00          292,185            2.1              $8.79          292,185         $8.79
      $10.01-$12.50       1,162,521            3.0             $10.76        1,162,521        $10.76
      $12.51-$15.00         746,150            4.8             $13.68          746,150        $13.68
      $15.01-$17.50         756,300            5.8             $16.94          125,000        $16.05
      $17.51-$25.00       1,107,224            7.2             $22.59          439,074        $20.73
      $25.01-$35.00         737,481            9.3             $32.50           20,000        $27.81
                          ---------          -----             ------        ---------        ------
                          4,801,861            5.6             $18.14        2,784,930        $13.27

      The fair-value of options granted in 2002, 2001 and 2000 is $8,866,000, $6,540,000, and $5,626,000, respectively and the weighted average fair-value per share of options granted in 2002, 2001 and 2000 is $13.19, $7.83 and $7.18, respectively.

      The fair-value of options granted in 2002, 2001 and 2000 is estimated on the date the options are granted based on the Black Scholes option-pricing model with the following weighted-average assumptions:

                                            2002             2001             2000
                                            ----             ----             ----
      Risk-free interest rate               4.6%             5.1%             6.6%
      Expected life .........            6.5 years        6.5 years        6.0 years
      Expected volatility ...              34.8%            25.0%            38.8%
      Dividend yield ........               0.9%             1.2%             1.6%

13.   COMPREHENSIVE INCOME

      Comprehensive income is defined as net income and other changes in stockholder's equity from transactions and other events from sources other than stockholders. The components of changes in other comprehensive income (expense) are as follows:

                                                                                                            ACCUMULATED
                                                                                                               OTHER
                                                   FOREIGN       MINIMUM       AVAILABLE       INTEREST    COMPREHENSIVE
                                                  CURRENCY       PENSION        FOR SALE       RATE SWAP       INCOME
                                                 ADJUSTMENTS    LIABILITY      SECURITIES     AGREEMENTS       (LOSS)
                                                 -----------    ---------      ----------     ----------       ------
      Balance January 1,2000 ..............      $ (4,599)      $     --       $     --       $     --       $ (4,599)
        Comprehensive Income changes during
        the year (net of tax of $1,923) ...        (1,599)            --         (3,191)            --         (4,790)
                                                 --------       --------       --------       --------       --------
      Balance December 31, 2000 ...........        (6,198)            --         (3,191)            --         (9,389)
        Comprehensive Income changes during
        the year (net of tax of $1,100) ...        (2,163)            --          3,191         (1,367)          (339)
                                                 --------       --------       --------       --------       --------
      BALANCE DECEMBER 31, 2001 ...........        (8,361)            --             --         (1,367)        (9,728)
        COMPREHENSIVE INCOME CHANGES DURING
        THE YEAR (NET OF TAX OF $2,142) ...        (3,732)        (2,417)            --         (1,042)        (7,191)
                                                 --------       --------       --------       --------       --------
      BALANCE DECEMBER 31, 2002 ...........      $(12,093)      $ (2,417)      $     --       $ (2,409)      $(16,919)
                                                 ========       ========       ========       ========       ========

14.   PLANT SHUTDOWN AND OTHER ITEMS

      During 2000, the Company recorded a pre-tax charge of $21.9 million relating to three major elements: a $14.3 million write-down of the Company's Syracuse N.Y. manufacturing facility, a $2.1 million charge for potential carrying and site clearance costs, and a $5.5 million severance charge (including $2.2 million pension plan amendment) related to both the Syracuse shutdown and the sales force reorganization. The Company also incurred depreciation and other charges of $1.8 million in 2000 and $1.4 million in 2001 relating to a plant and warehouses that were shutdown. This brings the total one-time cost to approximately $25 million. The cash portion of this one-time cost, however, was less than $5 million after tax.

      In 2001, the Company recorded pre-tax income of $.7 million primarily related to the sale of fixed assets located in the Syracuse plant.

15.   COMMON STOCK VOTING RIGHTS AND RIGHTS AGREEMENT

      Effective February 19, 1986, the Company's Restated Certificate of Incorporation was amended to provide that every share of Company common stock is entitled to four votes per share if it has been beneficially owned continuously by the same holder (1) for a period of 48 consecutive months preceding the record date for the Stockholders' Meeting; or (2) since February 19, 1986. All other shares carry one vote. (Specific provisions for the determination of beneficial ownership and the voting of rights of the Company's common stock are contained in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement-unaudited).

      On August 27, 1999, the Board of Directors adopted a Shareholder Rights Plan (the Plan) that essentially reinstates a Shareholder Rights Plan originally enacted in 1989, which had terminated. In connection with the adoption of the Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Company Common Stock. Each right, which is not presently exerciseable, entitles the holder to purchase one one-hundredth of a share of Junior Participating Preferred Stock at an exercise price of $200.000. In the event that any person acquires 20% or more of the outstanding shares of Common Stock, each holder of a right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, that number of shares of Common Stock having a market value equal to two times the exercise price. In order to retain flexibility and the ability to maximize shareholder value in the event of unknown future transactions, the Board of Directors retains the power to redeem the rights for a set amount.

      The rights were issued on September 13, 1999, payable to shareholders of record at the close of business on that date. The rights will expire on September 13, 2009.

16.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

            a. Rent expense amounted to $8,901,000 in 2002, $5,048,000 in 2001 and $2,794,000 in 2000. The Company is obligated for minimum annual rentals under non-cancelable long-term operating leases as follows:

             (In thousands)
           2003 .........................................          $ 9,503
           2004 .........................................            6,787
           2005 .........................................            5,972
           2006 .........................................            5,832
           2007 .........................................            5,183
           2008 and thereafter ..........................           18,968
                                                                   -------
      Total future minimum lease commitments ............          $52,245
                                                                   =======

            b. In December 1981, the Company formed a partnership with a supplier of raw materials which mines and processes sodium mineral deposits owned by each of the two companies in Wyoming. The partnership supplies the Company with the majority of its sodium raw material requirements. This agreement terminates upon two years' written notice by either company.

            c. Certain former shareholders of Carter-Wallace have brought legal action against the company that purchased the pharmaceutical business of Carter-Wallace regarding the fairness of the consideration these shareholders received. Pursuant to various indemnification agreements, Armkel could be liable for damages up to $12 million, and the Company could be liable directly to Armkel for an amount up to approximately $2.1 million.

      The Company believes that the consideration offered was fair to the former Carter-Wallace shareholders, and it cannot predict with certainty the outcome of this litigation.

            d. The Company has commitments to acquire approximately $17 million of raw material and packaging supplies from its vendors. The packaging supplies are in either a converted or non-converted status. This enables the Company to respond quickly to changes in customer orders/requirements.

            e. In connection with the purchase of Biovance Technologies,Inc, the Company is obligated for a guaranteed minimum payment of approximately $3.0 million based upon operating performance. The Company met this obligation by making a $3.4 million payment in February 2003 based upon 2002 results and was charged to Goodwill. The Company had a recorded liability of $3.0 million at December 31, 2002.

            f. The Company has letters of credit of approximately $5.7 million with several banks which guarantee payment for such things as insurance claims in the event of the Company's insolvency, a year's worth of lease payments on a warehouse, and 200 days of interest on the Industrial Revenue Bond borrowing.

            g. Surety/performance bonds were established for construction of the Company's headquarters addition in Princeton, NJ and for construction activities at the Company's North Brunswick, NJ plant for approximately $.8 million.

            h. On February 28, 2003 a class action suit was filed against the Company and Armkel, and two unrelated condom manufacturers, in the Superior Court of New Jersey alleging injuries sustained due to the use of condoms with N-9. The Company continues to believe that condoms with N-9 provide an acceptable added means of contraceptive protection, however, the Company cannot predict the outcome of this litigation.

            i. The Company, in the ordinary course of its business, is the subject of, or a party to, various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a material adverse effect on its consolidated financial statements.

17.   SEGMENTS

   Segment Information

      The Company has two operating segments: Consumer Products and Specialty Products. The Consumer Products segment comprises packaged goods primarily sold to retailers. The Specialty Products segment includes chemicals sold primarily to industrial and agricultural markets.

   Measurement of Segment Results and Assets

      The accounting policies of the segments are generally the same as those described in the summary of significant accounting policies with the exception of:

            a. 100% of Armkel LLC's operating results are consolidated into the Consumer Products segment results and 100% of Armand Products and ArmaKleen joint ventures are consolidated into the Specialty Products segment results. In previous years, 50% of Armand and ArmaKleen was consolidated. Accordingly, all are not accounted for by the equity method.

            b. The corporate segment includes the following:

                  1. Elimination of the operating results of the Company's equity investments.

                  2. The administrative costs of the production planning and logistics functions which are included in segment SG&A expenses but are elements of cost of goods sold in the Company's Consolidated Statement of Income.

                  3. Corporate assets include excess cash, investments, note receivable, deferred financing costs and deferred income taxes not used for segment operating needs.

                  4. 2001 and 2000 operating profits include the Syracuse shutdown charge.

                  5. Corporate depreciation, depletion and amortization relate to amortization of deferred financing costs.

            c. The Specialty Products segment's identifiable assets include equity of investments in affiliates in the amounts of $15,611,000, $16,880,000 and $19,416,000 for 2002, 2001 and 2000, respectively. The Consumer Products segment's identifiable assets include equity of investment in affiliate of $116,348,000 and $98,241,000 in 2002 and 2001, respectively.

      The Company evaluates performance based on operating profit. There are no intersegment sales.

   Factors used to Identify Segments

      The Company's segments are strategic business units with distinct differences in product application and customer base. They are managed by separate sales and marketing organizations.

              CONSUMER       SPECIALTY
              PRODUCTS       PRODUCTS     SUBTOTAL      CORPORATE       TOTAL
             ----------      --------    ----------     ---------     ----------
NET SALES
2002         $1,246,547      $223,375    $1,469,922     $(422,773)    $1,047,149
2001            864,457       219,223     1,083,680      (123,973)       959,707
2000            529,585       211,668       741,253       (50,062)       691,191

GROSS PROFIT
2002            480,370        65,647       546,017      (234,796)       311,221
2001            264,635        65,145       329,780       (50,284)       279,496
2000            198,021        63,714       261,735       (20,865)       240,870

MARKETING
2002            135,730         3,930       139,660       (53,465)        86,195
2001             81,631         3,341        84,972       (10,169)        74,803
2000             71,295         3,431        74,726          (646)        74,080

SG&A
2002            191,785        33,067       224,852      (104,340)       120,512
2001            116,680        32,470       149,150       (37,318)       111,832
2000             73,974        32,367       106,341       (13,623)        92,718

OPERATING PROFIT
2002            152,855        28,628       181,483       (76,969)       104,514
2001             66,323        29,285        95,608        (2,087)        93,521
2000             52,753        26,981        79,734       (27,573)        52,161

IDENTIFIABLE ASSETS
2002            705,020       162,684       867,704       120,537        988,241
2001            720,066       142,565       862,631        86,454        949,085
2000            282,678       143,112       425,790        29,842        455,632

CAPITAL EXPENDITURES
2002             27,841        10,898        38,739            --         38,739
2001             21,955        12,131        34,086            --         34,086
2000             13,744         8,081        21,825            --         21,825

DEPRECIATION, DEPLETION AND AMORTIZATION
2002             18,406         7,537        25,943         1,947         27,890
2001             19,757         6,768        26,525         1,318         27,843
2000             16,371         7,083        23,454            --         23,454

      Product line net sales data is as follows:

                                          2002           2001           2000
                                      -----------    -----------    -----------

Deodorizing and Cleaning Products .   $   255,756    $   236,549    $   203,999
Laundry Products ..................       400,476        386,619        176,953
Personal Care Products ............       385,347        159,966        112,930
International .....................       204,968         81,323         35,703
                                      -----------    -----------    -----------
TOTAL CONSUMER PRODUCTS ...........     1,246,547        864,457        529,585
Specialty Products Division .......       223,375        219,223        211,668
                                      -----------    -----------    -----------

TOTAL INTERNAL NET SALES ..........     1,469,922      1,083,680        741,253
Less: Unconsolidated Affiliates ...      (422,773)      (123,973)       (50,062)
                                      -----------    -----------    -----------
TOTAL EXTERNAL NET SALES ..........   $ 1,047,149    $   959,707    $   691,191
                                      ===========    ===========    ===========

GEOGRAPHIC INFORMATION

Approximately 92% of the net sales reported in the accompanying financial statements in 2002, 90% in 2001 and 88% in 2000 were to customers in the United States, and approximately 95% of long-lived assets in 2002, 92% in 2001 and 88% in 2000 were located in the U.S.

CUSTOMERS

      A group of three Consumer Product customers accounted for approximately 23% of consolidated net sales in 2002, including a single customer Walmart, which accounted for approximately 16%. A group of three customers accounted for approximately 23% of consolidated net sales in 2001 adjusted for EITF issue 01-9, including Walmart, which accounted for approximately 14%. This group accounted for 21% in 2000 and is adjusted for the aforementioned EITF.

      Although it is not included in the top three customers noted above, Kmart Corporation historically has represented approximately 3% of our consolidated net sales. Kmart's bankruptcy followed by its announcement to close an additional 329 stores in the first half of 2003 could cause a reduction in sales to Kmart of approximately 15% to 20%. It is not clear, and to what extent, these lost sales may be made to other retailers.

18.   SUBSEQUENT EVENT

      On January 16, 2003, the Company entered into a receivables purchase agreement with an issuer of receivables-backed commercial paper in order to refinance a portion, $60,000,000, of its primary credit facility. Under this arrangement, the Company sold, and will sell from time to time, throughout the 3 year term of the agreements, its trade accounts receivable to a wholly-owned special purpose finance subsidiary, Harrison Street Funding LLC, a Delaware limited liability company ("Harrison"). Harrison in turn sold, and will sell on an ongoing basis, to the commercial paper issuer an undivided interest in the pool of accounts receivable. The transactions were entered into to reduce certain expenses associated with the credit facility in addition to lowering the Company's financing costs by accessing the commercial paper market. These transactions will be reflected as borrowings on the consolidated financial statements of the Company. Consequently, the receivables assets of Harrison will be included in the consolidated assets of the Company shown on such financial statements. However, under these agreements, as was the case under the credit facility, such assets will not be available to satisfy claims of creditors other than the commercial paper issuer.

19.   UNAUDITED QUARTERLY FINANCIAL INFORMATION

      The unaudited quarterly results of operations are prepared in conformity with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations for the periods presented. Adjustments are of a normal, recurring nature, except as discussed in the accompanying notes.

                                                         FIRST           SECOND          THIRD           FOURTH            FULL
(in thousands, except for per share data)               QUARTER         QUARTER         QUARTER          QUARTER           YEAR
                                                      -----------     -----------     -----------      -----------      -----------
2002
Net sales .......................................     $   256,802     $   258,463     $   263,786      $   268,098      $ 1,047,149
Gross profit ....................................          73,250          75,938          81,200           80,833          311,221
Income from operations ..........................          27,227          24,293          28,149           24,845          104,514
Equity in earnings of affiliates ................             917          11,364           5,453            3,786           21,520
Net income ......................................          14,923          18,652          17,575           15,540           66,690
Net income per share--basic .....................     $      0.38     $      0.47     $      0.44      $      0.39      $      1.68

Net income per share--diluted ...................     $      0.36     $      0.45     $      0.42      $      0.37      $      1.60

2001
Net sales .......................................     $   226,780     $   229,636     $   238,372      $   264,919      $   959,707
Gross profit ....................................          64,351          69,540          71,848           73,757          279,496
Income from operations ..........................          20,952          22,505          25,835           24,229           93,521
Equity in earnings (loss) of affiliates .........           1,032           1,151             886           (9,264)          (6,195)
Net income ......................................          12,147          13,478          15,246            6,113           46,984
Net income per share--basic .....................     $      0.32     $      0.35     $      0.39      $      0.16      $      1.21
Net income per share--diluted ...................     $      0.30     $      0.33     $      0.37      $      0.15      $      1.15

2000
Net sales .......................................     $   165,297     $   175,486     $   174,302      $   176,106      $   691,191
Gross profit ....................................          55,835          62,913          61,995           60,127          240,870
Income (loss) from operations ...................          18,664          19,341          (1,694)          15,850           52,161
Equity in earnings of affiliates ................             854             324             855              978            3,011
Net income (loss) ...............................          11,732          12,375          (1,236)          10,688           33,559
Net income (loss) per share--basic ..............     $      0.30     $      0.32     $     (0.03)     $      0.28      $      0.88
Net income (loss) per share--diluted ............     $      0.29     $      0.31     $     (0.03)     $      0.27      $      0.84

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Church & Dwight Co., Inc.
Princeton, New Jersey

      We have audited the accompanying consolidated balance sheets of Church & Dwight Co., Inc., and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in notes 1 and 7 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP
Parsippany, New Jersey
March 10, 2003

                   CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES
                          ELEVEN-YEAR FINANCIAL REVIEW

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                             2002      2001     2000     1999     1998     1997     1996     1995     1994     1993     1992
                             ----      ----     ----     ----     ----     ----     ----     ----     ----     ----     ----
OPERATING RESULTS
Net sales:
Consumer Products .......  $  864.1    786.9    529.6    482.3    453.2    369.3    331.4    313.6    314.4    328.3    327.4
Specialty Products ......     183.0    172.8    161.6    153.3    132.5    124.6    119.0    114.4    106.4    104.9     94.7
Total ...................   1,047.1    959.7    691.2    635.6    585.7    493.9    450.4    428.0    420.8    433.2    422.1
Marketing ...............  $   86.2     74.8     74.1     71.4     75.2     58.6     50.1     53.0     52.7     44.2     41.1
Research &
  development ...........  $   26.9     21.8     19.4     17.9     16.4     15.8     17.8     18.5     20.6     21.2     17.8
Income from operations ..  $  104.5     93.5     52.2     67.7     42.5     30.6     27.3      8.4      1.5     35.6     37.7
% of sales ..............      10.0%     8.7%     6.6%     9.1%     6.1%     5.2%     5.1%     1.7%      .3%     6.9%     7.5%
Net income ..............  $   66.7     47.0     33.6     45.4     30.3     24.5     21.2     10.2      6.1     26.3     29.5
Net income per
  share--basic ..........  $   1.68     1.21      .88     1.17      .78      .63      .55      .26      .16      .65      .73
Net income per
  share--diluted ........  $   1.60     1.15      .84     1.11      .76      .61      .54      .26      .16      .64      .71

FINANCIAL POSITION
Total assets ............  $  988.2    949.1    455.6    476.3    391.4    351.0    308.0    293.2    294.5    281.7    261.0
Total debt ..............     368.4    418.1     34.0     84.4     48.8     39.5      7.5     12.5     32.5      9.6      7.7
Stockholders' equity ....     347.6    282.3    234.7    226.7    194.8    179.3    165.3    153.7    153.9    169.4    159.1
Total debt as a % of
  total capitalization ..        52%      60%      13%      27%      20%      18%       4%       8%      17%       5%       5%

OTHER DATA
Average common shares
  outstanding-basic
  (In thousands) ........    39,630   38,879   38,321   38,792   38,734   38,922   39,068   39,134   39,412   40,446   40,676
Return on average
  stockholders' equity ..      21.2%    18.2%    14.5%    21.5%    16.2%    14.2%    13.3%     6.6%     3.8%    16.0%    19.8%
Return on average
  capital ...............      11.5%    11.2%    12.7%    17.0%    13.8%    12.8%    12.7%     6.2%     3.6%    15.3%    19.0%
Cash dividends paid .....  $   11.9     11.3     10.7     10.1      9.3      9.0      8.6      8.6      8.7      8.5      7.7
Cash dividends paid
  per common share ......  $    .30      .29      .28      .26      .24      .23      .22      .22      .22      .21      .19
Stockholders' equity per
  common share ..........  $   8.77     7.26     6.12     5.84     5.05     4.62     4.25     3.94     3.94     4.22     3.91
Additions to property,
  plant and equipment ...  $   38.7     34.1     21.8     33.1     27.1      9.9      7.1     19.7     28.4     28.8     12.5
Depreciation and
  amortization ..........  $   27.9     27.8     23.5     19.3     16.5     14.2     13.6     13.1     11.7     10.6      9.8
Employees at year-end ...     2,256    2,099    1,439    1,324    1,127    1,137      937      941    1,028    1,096    1,092
Statistics per employee:*
(In thousands)
  Sales .................  $    513      568      650      643      615      513      573      526      486      470      462

----------

*     2002, 2001, 2000 and 1999 results reflect sales for U.S. operations only.